The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and has been declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)

Registration No. 333-111401
Subject to Completion, dated March 15, 2004

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 9, 2004)

6,000,000 Shares

Common Stock

We are offering 6,000,000 shares of our common stock, par value $0.001 per share.

Our common stock is traded on The Nasdaq National Market under the symbol “ARIA.” On March 12, 2004, the last reported sale price of our common stock was $10.48 per share.

Investing in our common stock involves risks. “Risk Factors” begin on page S-6.

	Per Share	Total

Public offering price	$	$
Underwriting discount and commission	$	$
Proceeds to ARIAD Pharmaceuticals (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 900,000 shares of our common stock, on the same terms as set forth above, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS

LAZARD

ADAMS, HARKNESS & HILL

JMP SECURITIES

RODMAN & RENSHAW

                               , 2004

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement and the accompanying prospectus are part of a “shelf ” registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”). This prospectus supplement describes the specific details regarding this offering, including the price, the amount of common stock being offered and the risks of investing in our common stock. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the documents incorporated by reference into the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described in the accompanying prospectus in the sections entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

      You should rely only on the information in this prospectus supplement, the accompanying prospectus and the documents we incorporated by reference. Neither we nor the underwriters have authorized anyone to provide you with different information. The information in these documents is accurate only as of their respective dates, regardless of the time of delivery of any document or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since the date on any document. We are making offers to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. You should not consider this prospectus supplement and the accompanying prospectus to be an offer to sell, or a solicitation of an offer to buy, shares of common stock if the person making the offer or solicitation is not qualified to do so or if it is unlawful for you to receive the offer or solicitation.

      References in the prospectus supplement, the accompanying prospectus and the documents incorporated by reference to “we,” “our,” “us” and “the company” refer to ARIAD Pharmaceuticals, Inc. and its subsidiaries, unless the context requires otherwise.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully including the “Risk Factors” section on page S-6 of this prospectus supplement and our consolidated financial statements and the related notes and the other documents incorporated by reference.

ARIAD Pharmaceuticals, Inc.

      We are engaged in the discovery and development of breakthrough medicines to treat cancer by regulating cell signaling with small molecules. Breakthrough medicines are products, created de novo, that may be used to treat diseases in innovative ways. We are developing a comprehensive approach to patients with cancer that addresses the greatest medical need — novel therapies for aggressive and advanced-stage disease for which current treatments are inadequate. We are primarily focused on a series of product candidates for targeted oncology indications: AP23573 and AP23464 to treat solid tumors and other malignancies; AP23464 to treat certain forms of leukemia and to block the spread of cancer, a major cause of morbidity and mortality in cancer; and AP23841 to treat cancer that has spread to bone and primary bone cancers, such as osteogenic sarcomas.

Our Product Candidates

      AP23573, our lead cancer product candidate, is in phase 1 clinical trials at major cancer centers in patients with recurrent, advanced or refractory disease. Our clinical assessment includes safety and pharmacokinetics, the role of molecular and genetic markers, and anti-cancer activity. We expect to expand clinical trials for AP23573 into multiple indications at multiple centers, including phase 2 trials, by the second quarter of 2004.

      The AP23573 and AP23841 class of drugs starves cancer cells and shrinks tumors by inhibiting the critical cell-signaling protein, mTOR, which regulates the response of tumor cells to nutrients and growth factors, and controls tumor blood supply through effects on Vascular Endothelial Growth Factor (“VEGF”). The potency of mTOR inhibitors may be increased when the tumor suppressor gene, PTEN, is mutated, potentially making it possible to identify those patients most likely to benefit from these product candidates.

      AP23573 has been shown to be highly effective in animal models of human solid tumors. Treatment initiated in early-stage tumor growth induced persistent tumor regression of up to 90%, and treatment at a later more-aggressive stage still produced significant reductions in the rate of growth of all six tumor types studied (i.e., brain, prostate, breast, pancreas, lung and colon cancers). Our research also supports the use of AP23573 in combination with other drugs in therapeutic regimens that can be tailored to treat specific cancers.

      AP23573 can also be used to block the growth, proliferation and migration of vascular smooth muscle cells, the primary cause of narrowing and blockage of injured coronary and peripheral arteries. We anticipate that AP23573 will be developed in conjunction with medical device companies for use in drug-delivery stents to reduce reblockage of injured arteries following angioplasty and stenting.

      AP23464, an oncogenic protein kinase inhibitor, has been shown to be over 10-fold more potent than imatinib (GleevecTM), the leading product for chronic myeloid leukemia (“CML”), in blocking the activity in cells of the key cancer-causing protein, known as Abl. Inhibition of this protein is responsible for Gleevec’s efficacy in CML. Research by our collaborators has also demonstrated that AP23464 is highly effective in blocking the growth of leukemia cells harboring clinically relevant mutations of Abl commonly observed in the growing number of patients who have become resistant to Gleevec.

      Other collaborators have shown that AP23464 also potently blocks another oncogenic protein, known as Src, that plays a key role in the process that enables cancer cells to migrate from primary to distant sites (“metastases”), a process that occurs early in many patients with cancer.

      In addition, recent studies demonstrate that AP23464 potently blocks the proliferation of cancer cells whose activity is controlled by key molecular targets of well-known marketed oncology drugs and/or those in late-stage clinical development and may be useful in the treatment of solid tumors, such as breast, ovarian, prostate, liver, lung, kidney, brain, stromal and colorectal cancers. The list of such drugs includes: IressaTM, TarcevaTM and ErbituxTM, which target Epidermal Growth Factor Receptor (“EGFR”), Herceptin®, which targets Human Epidermal Growth Factor Receptor 2 (“HER2”), BAY 43-9006, which targets Ras-Associated Factor (“Raf”) and GleevecTM, which targets KIT. These targets are oncogenic protein kinases that are often over-expressed or over-activated in these tumors.

      AP23841 is an mTOR inhibitor designed to selectively concentrate its anti-tumor activity in cancers that originate in or spread to bone. AP23841 also blocks the activity of bone cells responsible for bone destruction. Stopping bone destruction impedes the release of growth factors that attract cancer cells to bone and stimulate their proliferation in bone. Thus AP23841 inhibits the two processes – tumor growth and bone destruction – that need to be controlled to treat cancer in bone.

      AP23464 and AP23841 are in pre-Investigational New Drug (“IND”) development.

Our Technologies

      Our drug-discovery programs are built around key areas of competency in structure-based drug design and computational chemistry, functional genomics and proteomics, and protein engineering. The integration of these strengths provides us with substantial opportunities in the era of post-genomic drug discovery.

      We have an exclusive license to pioneering technology and patents related to the discovery, development and use of drugs to regulate NF-kB cell-signaling activity, which can be used to treat certain medically important disorders, including inflammation, sepsis, cancer and osteoporosis. We have also developed a proprietary portfolio of cell-signaling regulation technologies, our ARGENTTM technology, to control intracellular processes with small molecules, which provide versatile tools for applications in cell biology, functional genomics, proteomics and drug discovery research, and are useful in regulated protein and cell therapy.

      All of our product candidates and technology platforms are covered by our intellectual property portfolio. As of March 12, 2004, we had 97 patents and patent applications in the United States, with foreign counterparts, of which 35 are owned, co-owned or exclusively licensed by us and 62 are owned, co-owned or exclusively licensed by our 80%-owned subsidiary, ARIAD Gene Therapeutics, Inc. (“AGTI”). Approximately half of our United States patents have already issued.

      Our research and development relating to product candidates based on our ARGENT cell-signaling regulation technology and our lead small-molecule mTOR inhibitors for cancer and drug-delivery stents derived from the ARGENT programs are conducted on behalf of AGTI, which owns the intellectual property relating to these compounds and technology.

Our Corporate Strategy

      Our corporate strategy aims to balance independent product development and commercialization with near-term revenues from product partnering and technology licensing. With respect to the development and commercialization of our lead product candidates, our business goals are to: (1) build a comprehensive cancer-focused franchise; (2) develop our oncology product candidates independently as far as possible before partnering them; (3) establish the commercial infrastructure to market or co-market our cancer product candidates in the United States; (4) enter into worldwide partnerships with major pharmaceutical or biotechnology companies, after obtaining definitive clinical data, to assist in developing our cancer product candidates and commercializing them particularly outside the United States; and (5) enter into one or more worldwide partnerships with medical device companies to develop and commercialize our product candidate, AP23573, in drug-delivery stents to decrease reblockage of injured arteries following angioplasty and stenting.

      With respect to our core technologies and intellectual property, our goals are to license our NF-kB technology to pharmaceutical and biotechnology companies that are conducting research on the discovery of drugs that modulate NF-kB cell signaling and/or are marketing such drugs, to permit broad use of our NF-kB and ARGENT technologies at no cost by investigators at academic and not-for-profit institutions to conduct non-commercial research, and to license our ARGENT cell-signaling regulation technology to pharmaceutical and biotechnology companies to accelerate their drug discovery.

Additional Information

      We were organized as a Delaware corporation in April 1991. Our principal executive offices are located at 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234. Our telephone number is (617) 494-0400, and our website address is http://www.ariad.com. The information on our website or any other website is not incorporated by reference into this prospectus supplement and does not constitute a part of this prospectus supplement.

      ARIAD and the ARIAD logo are our registered trademarks. ARGENT is our trademark. Gleevec, known as imatinib, is a trademark of Novartis AG. Iressa, known as gefitnib, is a trademark of AstraZeneca PLC. Tarceva, known as erlotinib, is a trademark of OSI Pharmaceuticals, Inc. Erbitux, known as cetuximib, is a trademark of ImClone Systems, Inc. Herceptin, known as trastuzumab, is a registered trademark of Genentech, Inc. BAY-43-9006 is a development candidate of Bayer AG and Onyx Pharmaceuticals, Inc.

The Offering

      Unless otherwise indicated, all of the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 900,000 shares of our common stock.

Common stock offered by us	6,000,000 shares

Common stock to be outstanding after this offering	53,240,280 shares

Use of proceeds	We intend to use the net proceeds of this offering for our operations, including, but not limited to, research and development, clinical trials, product manufacturing, intellectual property protection and enforcement, and working capital, and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, capital expenditures and possible acquisitions.

Nasdaq National Market Symbol	ARIA

      The number of shares to be outstanding after this offering is based on 47,240,280 shares outstanding as of March 12, 2004 and does not include:

•	5,396,783 shares of our common stock issuable upon exercise of stock options outstanding under our stock option plans as of that date, at a weighted average exercise price of $4.47; and

•	341,703 shares of our common stock available as of that date for future grant or issuance pursuant to our employee stock purchase and stock option plans.

Summary Consolidated Financial Data

      The following data, insofar as they relate to each of the years ended December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements, including the consolidated balance sheets at December 31, 2002 and 2003, and the related consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003 and the notes thereto, which are incorporated by reference in the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 2, 2004.

Consolidated Statements of Operations Data

	Year Ended December 31,

	2001	2002	2003

	(In thousands, except per share data)
License revenue	$4	$67	$660

Operating expenses:
Research and development	16,587	23,018	14,889
General and administrative	4,469	5,718	5,547

Total operating expenses	21,056	28,736	20,436

Loss from operations	(21,052)	(28,669)	(19,776)

Other income (expense)
Interest income	1,578	615	353
Interest expense	(285)	(323)	(303)
Other income — tax refund		534

Total other income, net	1,293	826	50

Net loss	$(19,759)	$(27,843)	$(19,726)

Net loss per share (basic and diluted)	$(0.68)	$(0.86)	$(0.51)

Weighted average number of shares of common stock outstanding — basic and diluted	29,257	32,475	39,036

Consolidated Balance Sheet Data

	At December 31,

	2002	2003

	(In thousands)
Cash and cash equivalents	$26,850	$51,674
Marketable securities		15,066
Working capital	21,126	61,587
Total assets	35,104	74,284
Long-term debt, including current portion	6,915	8,375
Total stockholders’ equity	21,852	59,326

RISK FACTORS

      Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the following risk factors as well as all other information contained in this prospectus supplement and the accompanying prospectus and incorporated by reference, including our consolidated financial statements and the related notes. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related to this Offering

Management will have broad discretion as to the use of the proceeds from this offering.

      We have not designated the amount of net proceeds we will receive from this offering for any particular purpose. Accordingly, our management will have broad discretion as to the application of these net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds.

You will experience immediate dilution in the book value per share of the common stock you purchase.

      Because the price per share of our common stock being offered is substantially higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on an assumed public offering price of $10.48 per share in this offering (based on the last reported sale price of our common stock on March 12, 2004), if you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of $8.36 per share in the net tangible book value of the common stock. See “Dilution” on page S-9 for a more detailed discussion of the dilution you will incur in this offering.

Additional Risks Related to Our Business, Industry and an Investment in our Common Stock

      For a discussion of additional risks associated with our business, our industry and an investment in our common stock, see the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 2, 2004, which is incorporated by reference into the accompanying prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

      Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our preclinical studies, our ability to conduct clinical trials of our product candidates and the results of such trials, as well as risks and uncertainties relating to economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on our collaborators and other factors, including those set forth in the section entitled “Risk Factors” on page S-6 of this prospectus supplement.

      In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus supplement, the accompanying prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 6,000,000 shares of common stock we are offering will be approximately $58.6 million, or approximately $67.4 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discount and estimated offering expenses we expect to pay and assuming a public offering price of $10.48 per share (based on the last reported sale price of our common stock on March 12, 2004).

      We intend to use the net proceeds of this offering for our operations, including, but not limited to, research and development, clinical trials, product manufacturing, intellectual property protection and enforcement, and working capital, and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, capital expenditures and possible acquisitions. Pending application of the net proceeds as described above, we may initially invest the net proceeds in short-term, investment-grade, interest-bearing securities or apply them to the reduction of short-term indebtedness.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance the growth and development of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our term loan place restrictions on our ability to pay dividends on our common stock.

CAPITALIZATION

      The following table shows our capitalization as of December 31, 2003 on an actual basis and adjusted to give effect to the sale of 6,000,000 shares of our common stock in this offering based on an assumed public offering price of $10.48 per share (based on the last reported sale price of our common stock on March 12, 2004), after deducting the estimated underwriting discount and the estimated offering expenses. This table should be read in conjunction with our consolidated financial statements and the notes thereto, which are incorporated by reference.

	At December 31, 2003

		As
	Actual	Adjusted

	(In thousands)
Cash and cash equivalents	$51,674	$110,287

Marketable securities	15,066	15,066

Current portion of long-term debt	1,800	1,800

Long-term debt, less current portion	6,575	6,575

Stockholders’ equity:
Preferred stock, 10,000,000 shares authorized, none issued and outstanding
Common stock, $0.001 par value, 60,000,000 shares authorized, 46,817,032 shares issued and outstanding before the offering, 52,817,032 shares issued and outstanding after the offering	47	53
Additional paid-in capital	215,343	273,950
Deferred compensation	(22)	(22)
Accumulated other comprehensive income (loss)	1	1
Accumulated deficit	(156,043)	(156,043)

Total stockholders’ equity	59,326	117,939

Total capitalization	$67,701	$126,314

      The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of December 31, 2003 and does not include:

•	5,647,839 shares of our common stock issuable upon exercise of stock options outstanding under our stock option plans as of that date, at a weighted average exercise price of $4.48; and

•	515,170 shares of our common stock available as of that date for future grant or issuance pursuant to our employee stock purchase and stock option plans.

DILUTION

      The net tangible book value of our common stock on December 31, 2003 was $53.3 million, or $1.14 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets of $6.0 million, and dividing this amount by the number of shares of our common stock outstanding on December 31, 2003. After giving effect to the sale by us of 6,000,000 shares of common stock in this offering at the assumed public offering price of $10.48 per share (based on the last reported sale price of our common stock on March 12, 2004) and after deducting the estimated underwriting discount and the estimated offering expenses, our net tangible book value as of December 31, 2003 would have been $111.9 million, or $2.12 per share of our common stock. This represents an immediate increase in net tangible book value of $0.98 per share to our existing stockholders and an immediate decrease in the net tangible book value of $8.36 per share to new investors. Dilution in the net tangible book value per share represents the difference between the offering price per share and the net tangible book value per share of our common stock immediately after the offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$10.48
Net tangible book value per share as of December 31, 2003	$1.14
Increase per share attributable to new investors	0.98

Adjusted net tangible book value per share after the offering		2.12

Dilution per share to new investors		$8.36

      The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of December 31, 2003 and does not include:

•	5,647,839 shares of our common stock issuable upon exercise of stock options outstanding under our stock option plans as of that date, at a weighted average exercise price of $4.48; and

•	515,170 shares of our common stock available as of that date for future grant or issuance pursuant to our employee stock purchase and stock option plans.

      To the extent options outstanding as of December 31, 2003 have been or may be exercised or other shares have been or are issued, there may be further dilution to new investors.

BUSINESS

Overview

      We are engaged in the discovery and development of breakthrough medicines to treat cancer by regulating cell signaling with small molecules. Breakthrough medicines are products, created de novo, that may be used to treat diseases in innovative ways. We are developing a comprehensive approach to patients with cancer that addresses the greatest medical need — novel therapies for aggressive and advanced-staged disease for which current treatments are inadequate. We are primarily focused on a series of product candidates for targeted oncology indications: AP23573 and AP23464 to treat solid tumors and other malignancies; AP23464 to treat certain forms of leukemia and to block the spread of cancer, a major cause of morbidity and mortality in cancer; and AP23841 to treat cancer that has spread to bone and primary bone cancers, such as osteogenic sarcomas.

      AP23573, our lead cancer product candidate, is in phase 1 clinical trials at major cancer centers in patients with recurrent, advanced or refractory disease. Our clinical assessment includes safety and pharmacokinetics, the role of molecular and genetic markers, and anti-cancer activity. We expect to expand clinical trials for AP23573 into multiple indications at multiple centers, including phase 2 trials, by the second quarter of 2004. AP23464 and AP23841 are in pre-Investigational New Drug (“IND”) development.

      Our small-molecule product candidates have novel mechanisms of action and have been demonstrated to provide highly potent targeted anti-cancer activity. The AP23573 and AP23841 class of drugs starves cancer cells and shrinks tumors by inhibiting the critical cell-signaling protein, mTOR, which regulates the response of tumor cells to nutrients and growth factors, and controls tumor blood supply through effects on Vascular Endothelial Growth Factor (“VEGF”). The potency of mTOR inhibitors may be increased when the tumor suppressor gene, PTEN, is mutated, potentially making it possible to identify those patients most likely to benefit from these product candidates.

      AP23464, an oncogenic protein kinase inhibitor, blocks the naturally occurring and mutant forms of the key enzyme that is abnormally active in certain forms of leukemia and is the cause of life-threatening complications. Secondly, AP23464 blocks the protein, Src, that plays a key role in the process by which certain solid tumors migrate from primary to distant sites, known as metastases. Thirdly, AP23464 potently blocks the proliferation of cancer cells whose activity is controlled by key molecular targets of well-known marketed oncology drugs and/or those in late-stage clinical development and may be useful in the treatment of solid tumors, such as breast, ovarian, prostate, liver, lung, kidney, brain, stromal and colorectal cancers. The list of such drugs includes: IressaTM, TarcevaTM and ErbituxTM, which target Epidermal Growth Factor Receptor (“EGFR”); Herceptin®, which targets Human Epidermal Growth Factor Receptor 2 (“HER2”); BAY 43-9006, which targets Ras-Associated Factor (“Raf”); and GleevecTM, which targets KIT. These oncogenic protein kinases are often over-expressed or over-activated in these tumors.

      AP23573 can also be used to block the growth, proliferation and migration of vascular smooth muscle cells, the primary cause of narrowing and blockage of injured coronary and peripheral arteries. We anticipate that AP23573 will be developed in conjunction with medical device companies for use in drug-delivery stents to reduce reblockage of injured arteries following angioplasty and stenting.

      With respect to the development and commercialization of our lead product candidates, our business goals are to: (1) build a comprehensive cancer-focused franchise; (2) develop our oncology product candidates independently as far as possible before partnering them; (3) establish the commercial infrastructure to market or co-market our anti-cancer product candidates in the United States; (4) enter into worldwide partnerships with pharmaceutical or biotechnology companies after obtaining definitive clinical data, to assist in developing our cancer product candidates and commercializing them particularly outside the United States; and (5) enter into one or more worldwide partnerships with medical device companies to develop and commercialize our product candidate, AP23573, in drug-delivery stents to decrease reblockage of injured arteries following angioplasty and stenting.

      We have an exclusive license to pioneering technology and patents related to the discovery, development and use of drugs to regulate NF-κB cell-signaling activity, which can be used to treat medically important disorders, including inflammation, sepsis, cancer and osteoporosis. We permit broad use of our NF-κB intellectual property at no cost by investigators at academic and not-for-profit institutions to conduct non-commercial research. Our goal is to license our NF-κB technology to pharmaceutical and biotechnology companies conducting research on the discovery of drugs that modulate NF-κB cell signaling and/or marketing such drugs. Bristol-Myers Squibb Company and DiscoveRx Corporation, a high-throughput assay company, have entered into research and development licenses for our NF-κB intellectual property.

      We have also developed a proprietary portfolio of cell-signaling regulation technologies, our ARGENT technology, to control intracellular processes with small molecules, which provide versatile tools for applications in cell biology, functional genomics, proteomics and drug discovery research and are useful in regulated protein and cell therapy. We distribute our ARGENT technology at no cost to academic investigators in the form of our Regulation Kits. Approximately 750 academic investigators worldwide already are using this technology in diverse areas of research, and over 200 scientific papers describing their use have been published. Our goal is to license our ARGENT technology to pharmaceutical and biotechnology companies to accelerate their drug discovery. GPC Biotech AG and ALTANA Pharma AG have entered into research and development licenses for use of our ARGENT cell-signaling regulation technology.

      Our research and development relating to product candidates based on our ARGENT cell-signaling regulation technology and our lead small-molecule mTOR inhibitors for cancer and drug-delivery stents derived from the ARGENT programs are conducted on behalf of our 80%-owned subsidiary, AGTI.

Our Oncology Product Candidates

      We currently are focused on developing three lead cancer product candidates for targeted clinical indications – all of which are small-molecule drugs that regulate cell signaling. Many of the critical functions of cells, such as cell growth, differentiation, gene transcription, metabolism, motility and survival, take place through the processes of cell signaling. Disruption or over-stimulation of cell-signaling pathways has been implicated in many disease states. Our product candidates interfere with specific cellular proteins or pathways that have been well characterized and validated as targets. All of these product candidates were developed in-house through the integration of structure-based drug design, computational chemistry, functional genomics and proteomics. We believe that our product candidates, if successfully developed, will serve large, unmet medical needs.

      Our product candidates, their targets, initial indications and development status are as follows:

Product	Target	Initial Clinical Indications	Status

AP23573	mTOR	Solid tumors and other malignancies	Phase 1

AP23464	EGFR, KIT HER2, Raf	Solid tumors	Pre-IND
	Src	Cancer metastases
	Abl	Leukemia

AP23841	mTOR	Bone metastases	Pre-IND
	mTOR	Primary bone cancers

AP23573/ Stents	mTOR	Vascular disease (Restenosis)	Pre-IDE

      In the case of pharmaceutical products, after a development candidate (and back-up candidates) have been designated, pre-Investigational New Drug (“pre-IND”) development is initiated and consists of longer-term investigational toxicology studies, as well as other studies required by the U.S. Food and Drug Administration (“FDA”) or other regulatory authorities for inclusion in an IND or other regulatory filings prior to initiating human studies. Examples of these studies include toxicology, pharmacology, and metabolism studies conducted under the current Good Laboratory Practices (“cGLP”) requirements, as well as in vivo efficacy studies in relevant animal models of disease. Clinical development requires manufacturing of clinical-grade material for use in humans produced under current Good Manufacturing Practices (“cGMP”) requirements. Phase 1 development includes obtaining regulatory and institutional review board (“IRB”) approvals for administering product candidates for the first time to healthy volunteers and select patients with disease (e.g., refractory cancers) and conducting clinical trials that are designed to provide initial safety and pharmacokinetic data. Phase 2 development includes obtaining regulatory and IRB approvals for administering product candidates to patients with a broader spectrum of diseases and conducting clinical trials that are designed to provide further safety data and initial indications of a product candidate’s clinical efficacy in its proposed use. In the case of medical devices such as drug-delivery stents, pre-Investigational Device Exemption (“pre-IDE”) development consists of stent formulation development and other studies required by the FDA or other regulatory authorities for inclusion in an IDE or other regulatory filings to initiate human studies. Examples of these studies include kinetic experiments on the release of drug from drug-delivery stents, as well as safety and efficacy studies in relevant animal models of disease.

Solid Tumors and Other Malignancies

      The Disease: Cancer, the second leading cause of death in the Western world, is a complex collection of hundreds of separate diseases characterized by the uncontrolled growth, proliferation and spread of abnormal cells. Great strides have been made in the past few decades in understanding the molecular basis for the transformation of normal cells into cancer cells by searching for genetic differences between them. These studies have revealed that cancer cells often harbor genetic mutations that alter the controlling proteins in cell signaling that constrain cell growth in healthy cells and induce cell death in abnormal cells. Two major classes of such genetic alterations have been identified. Proteins that normally control cell growth and division – for example, by regulating the response of cells to nutrients and growth factors – are often over-activated or over-expressed in tumors leading to uncontrolled proliferation and conditions conducive to the spread of cancer. The genes that express such hyperactive or dysfunctional regulatory proteins are called oncogenes, and the altered proteins they express represent key targets for anti-cancer drug design. The purposes of such drugs are to re-establish control of cancer cell growth and proliferation, to inhibit their spread, and to induce their death. Other regulatory proteins, called tumor suppressors, that normally prevent uncontrolled cell growth and induce cancer-cell death are often inactivated or deleted in tumors.

      Current Therapies: Several forms of medical therapy have evolved as adjuncts or alternatives to surgery, including the introduction of cytotoxic chemotherapy and radiation therapy over fifty years ago. Although these therapies have evolved and continue to be the mainstay of cancer treatment, especially after the cancer has spread from its site of origin, these therapies often are limited by lack of specificity and result in general toxicity by killing healthy cells, along with malignant cells. Recently, a number of alternative therapies have been introduced, including endocrine therapy to treat cancers of certain hormone-sensitive organs, recombinant biologics, monoclonal antibodies, as well as small molecules that target the molecular determinants of the transformation to malignancy. Included in the new field of molecularly targeted cancer therapeutics being developed are selective inhibitors of oncogenic protein kinases, such as EGFR, HER2, Raf and KIT. EGFR is known to control cancer cell proliferation in lung, breast, prostate, gastric, ovarian and brain cancers; HER2 in breast and ovarian; Raf in colorectal, liver, kidney and melanoma; and KIT in gastrointestinal stromal tumors.

      Our Lead Approach: To sustain accelerated growth and proliferation, cancer cells require an ample supply of blood, stimulation by growth factors and efficient sensing of the availability of sufficient nutrients, all of which are regulated by the critical cell-signaling protein mTOR. AP23573, our lead cancer product candidate, is a potent small-molecule inhibitor of this well-validated cancer target. The anti-tumor activity of AP23573, including cancer cell starvation and tumor shrinkage, has been extensively demonstrated in our pre-

clinical studies in animal models of a wide variety of solid tumors. In addition, AP23573 controls tumor blood supply through its effects on VEGF.

      Other studies indicate that the effect of mTOR inhibitors may be even more pronounced in tumor cells with a mutated or inactivated form of a tumor suppressor known as PTEN. Several difficult-to-treat cancers, including prostate, uterine, pancreatic, and ovarian cancer, as well as melanoma, leukemia and gliomas, frequently are missing the PTEN protein due to such a mutation. Since cancer patients with PTEN-deficient tumor cells can be identified, it may be possible to select those who may benefit most from AP23573. Other genomic markers in the same pathway as PTEN also have been identified by scientists and may be useful in identifying the optimal patients for treatment with AP23573 and in monitoring their response to therapy.

      This product candidate is currently undergoing phase 1 clinical trails, which were initiated in the second quarter of 2003. Patients with refractory or advanced cancers are being dosed with AP23573 in two clinical trials at major cancer centers in the United States. We expect to expand clinical trials of AP23573, including phase 2 trials, by the second quarter of 2004. These studies will involve multiple indications (i.e., various different solid tumors and blood cancers) and multiple investigational sites.

      Our Second Approach: Recent studies demonstrate that AP23464 blocks the proliferation of cancer cells controlled by key molecular targets of well-known marketed oncology drugs and/or those in late-stage clinical development. The list of such drugs and their targets includes: Iressa, Tarceva and Erbitux (EGFR), Herceptin (HER2), BAY 43-9006 (Raf) and Gleevec (KIT). These targets are oncogenic protein kinases that are often over-expressed or over-activated in many tumors, such as breast, ovarian, prostate, liver, lung, kidney, brain, stromal and colorectal cancers. When tested against over 120 potential molecular targets, AP23464 selectively and potently blocks a limited number of oncogenic proteins – including all of those listed above – which share similar sites of molecular interaction with AP23464 in their binding pocket.

      There are important clinical benefits associated with a small-molecule drug capable of inhibiting the activity of multiple molecular targets. AP23464 may be capable of treating some of the most difficult-to-treat tumors via multiple mechanisms, with an activity profile that complements that of our lead cancer product candidate, AP23573.

Cancer Metastases

      The Disease: The dissemination of cancer cells from primary tumor to colonize distant sites occurs earlier and more frequently than once believed. Under certain conditions, cancer cells are able to escape from the primary tumor and travel through the blood or lymphatic circulation to another organ which they invade. While most cancer cells survive this highly complex journey, only a small number, estimated to be less than 2%, form micrometastases, and an even smaller number, estimated to be less than .02%, progress into an overt metastatic lesion. The most common distant sites targeted by migrating cancer cells are bone, lung, liver, lymph nodes and brain.

      Based on estimates for 2003, approximately one million new cases of invasive cancer will be diagnosed annually in the United States. In approximately one-third of these newly diagnosed cases, patients are likely to have overt spread of the primary cancer at initial presentation. Another third are likely to have microscopic metastases which are undetectable with routine diagnostic tests other than tumor biopsy. As soon as the diagnosis of cancer is established, one of the first priorities is to determine whether, and to what extent, the disease has spread beyond the primary site(s). This process is referred to as staging, and there is a high correlation between the extent of metastases and patient morbidity and mortality.

      Current Therapies: Chemotherapy is often administered as an adjunct to surgery in an attempt to eliminate disseminated tumor cells. Because of the general toxicity of chemotherapy, the side effects can be severe, and the cure rate is low. Sometimes, very high doses of chemotherapy are prescribed despite the risk that potentially life-threatening complications may result, including compromise of the patient’s bone marrow and stem cells, which may necessitate a bone-marrow or stem-cell transplant.

      Alternative therapies that may be used to treat cancer metastases include hormonal therapy for breast cancer, radiotherapy, analgesics for pain and anti-resorptive drugs for bone metastases. These treatments may have a beneficial effect on the patient’s morbidity but rarely eradicate the cancer that has invaded local tissues or spread to distant sites.

      The urgent need for safer and more effective alternatives to treat the spread of cancer has prompted widespread research to decipher the multi-step genetic regulation of the metastatic process. Numerous studies have demonstrated that migrating tumor cells generally exhibit either a loss or an augmentation of the function of a particular gene or set of genes – in some cases, both loss and augmentation. Two approaches are being considered: those that target factors outside the cell that stimulate gene expression and those that target key regulating proteins inside the cell which have been implicated in tumor progression and metastasis.

      Our Approach: Recent research has elucidated the critical role that enhanced expression of the Src protein plays in the dissemination of colon cancer – a finding that has attracted widespread attention in the scientific community. Based on this work, the Src protein is now known to be involved in loosening the structure of tissue surrounding the primary tumor and enabling cancer cells to detach and escape. It has also been reported that metastatic lesions at the distant site exhibit increased Src activity. AP23464 is a potent inhibitor of the Src oncogenic protein and is being developed to treat the spread of solid tumors, such as colon and breast cancers. Because the Src protein also has been implicated in the regulation of the breakdown of bone, AP23464 is believed to be particularly useful in cancers that are likely to spread to bone – a process known as bone metastases.

Leukemia

      The Disease: Leukemia is a form of cancer that occurs in the bone marrow resulting in excessive production of dysfunctional blood cells, usually white blood cells, and, as a result, insufficient production of red blood cells and platelets. Based on estimates for 2003, approximately 30,000 patients will be diagnosed with leukemia in the United States annually, and over 20,000 are expected to die from this disease. While ten times as many adults as children develop leukemia, this blood malignancy is the leading cause of death from cancer in children and young adults under age 20.

      Multiple genetic defects have been implicated in the development of leukemia, of which there are four main types based on how fast the abnormal cells are produced – acute, or quickly, and chronic, or slowly – and on the type of white blood cell that has become malignant. Acute myeloid leukemia (“AML”) is the most common type, occurring in about one-third of newly diagnosed leukemia patients. Chronic myelogenous leukemia (“CML”) was the first blood cancer to be linked to an identified genetic defect. This genetic abnormality leads to the over-activation of a protein kinase known as Abl, which plays a pivotal role in regulating cell growth and maturation of certain types of white blood cells. While CML is newly diagnosed in fewer than 5,000 patients in the United States each year, it is frequently associated with a poor prognosis. A closely related genetic defect is detectable in approximately 25 to 30% of patients with acute lymphoid leukemia (“ALL”).

      Current Therapies: There are five major approaches that were used in the past to treat leukemia: (1) cytotoxic chemotherapy, often given in combination, to kill leukemia cells; (2) interferon therapy to slow the reproduction of leukemia cells and promote the immune system’s anti-cancer activity; (3) radiation therapy to kill leukemic cells in localized areas such as the brain; (4) bone-marrow or stem-cell transplantation to enable treatment with high doses of chemotherapy and radiation therapy; and (5) surgery to remove an enlarged spleen.

      Recently, Gleevec, a new drug that inhibits the activity of the naturally occurring Abl protein, has been added to the treatment options for CML and certain ALL patients. However, not all patients are equally responsive to this drug, and many who are initially responsive become resistant to the drug after an initially favorable response, especially those with advanced-staged disease. A major cause of this resistance is the emergence of mutant forms of the Abl protein against which Gleevec is ineffective, leading to the reactivation of the Abl enzymatic activity.

      Our Approach: AP23464 is an oncogenic kinase inhibitor that is over ten-fold more potent than Gleevec in blocking the naturally occurring form of Abl. More importantly, AP23464 potently inhibits mutant forms of the Abl protein as well. AP23464 may address the need for a treatment for CML patients who have become resistant to Gleevec and may be an alternative to Gleevec as first-line therapy for certain patients with leukemia.

Bone Metastases

      The Disease: The spread of malignant cells from the primary tumor to the skeleton and the subsequent destruction of bone is a frequent and debilitating complication of many cancers, especially breast, prostate, colon, and lung cancer and multiple myeloma. An estimated 750,000 patients worldwide die each year with bone metastases. In those patients originally diagnosed with breast and prostate cancers, most of the tumor burden at the time of death is in bone. Bone is an attractive target for migrating cancer cells. Once they arrive, cancer cells begin stimulating the breakdown of bone by cells known as osteoclasts. The breakdown of bone, in turn, releases bone-derived growth factors that attract more cancer cells and facilitate their growth and proliferation, creating a vicious cycle of malignant growth within bone.

      Bone metastases are a common cause of cancer-associated morbidity. Like osteoporosis, bone metastases result in severe bone loss but also are associated with local pain, fractures, vertebral instability and compression, and elevations in blood calcium often to life-threatening levels. These clinical findings can be devastating to a cancer patient. Bone metastases are a major problem in cancer management, both in terms of cost and morbidity.

      Current Therapies: There is no known cure for bone metastases. However, several therapies are used to treat bone metastases and skeletal-related events, including chemotherapy, hormonal therapy, radiotherapy, analgesics for pain and anti-resorptive drugs. Most recently, newer-generation bisphosphonates have been advanced for the treatment of bone metastases and have already achieved substantial clinical use for this indication.

      Our Approach: Recent research demonstrates that most skeletal destruction due to bone metastases is caused by cancer cell stimulation of osteoclasts, the bone cells responsible for bone breakdown, and the tumor burden in bones, especially the long bones, spine, and hips. Advances in our understanding of the biology of bone metastases has led to a new preventive and therapeutic strategy: designing a small-molecule product candidate, AP23841, that both inhibits bone breakdown, interrupting the vicious cycle that makes bone such an attractive environment for tumor growth, and blocks the growth of cancer cells that have spread to bone. To sustain accelerated growth and proliferation, cancer cells require an ample supply of blood, stimulation by growth factors, and efficient sensing of the availability of sufficient nutrients, all of which are regulated by the critical cell-signaling protein, mTOR. Like AP23573, our lead cancer product candidate, AP23841 is a potent small-molecule inhibitor of this well-validated cancer target, leading to tumor cell starvation and shrinkage. However, AP23841 has chemical properties that target it selectively to bone.

Primary Bone Cancers

      The Disease: Primary bone cancer is relatively rare with approximately 2,400 new cases diagnosed each year in the United States. The most common type of primary bone cancer is osteogenic sarcoma which develops in new tissue in growing bones, followed by Ewing’s sarcoma which begins in immature nerve tissue in the bone marrow. Both cancers almost always occur in children and adolescents, particularly those who have had radiation and chemotherapy treatments for other diseases. Approximately 1,300 patients with primary bone cancer will succumb to their disease this year.

      Current Therapies: Primary bone cancers are extremely difficult to treat. Pre-operative chemotherapy followed by limb-sparing surgery, if possible, is the standard regimen. Multiple chemotherapeutic agents are used in combination to treat these aggressive tumors. Unfortunately, many patients require limb amputation and/or radiation therapy, and five-year survival is poor, especially if the primary tumor is located in the pelvis or the cancer has already spread outside of bone.

      Our Approach: Like all cancers, bone tumors require an ample supply of blood, stimulation by growth factors, and efficient sensing of the availability of sufficient nutrients, all of which are regulated by the critical cell-signaling protein mTOR. Similar to AP23573, our lead cancer product candidate, AP23841 is a potent small-molecule inhibitor of this well-validated cancer target, leading to cancer cell starvation and tumor shrinkage.

Vascular Disease (Restenosis After Angioplasty and Stenting)

      The Disease: The primary cause of death in the Western world is cardiovascular disease, and the most common form is the narrowing and blockage of arteries due to atherosclerosis. Over one million coronary angioplasty procedures are performed annually in the United States to open narrowed or occluded arteries, followed in approximately half of the cases by the insertion of a wire-mesh scaffold, or stent, to prevent or minimize the likelihood of restenosis, or reblockage. A similar procedure is also commonly used to treat blocked peripheral arteries. The incidence of vascular reblockage within the first few months runs as high as 40%, depending on the configuration and location of the vascular lesion and other clinical factors.

      Current Therapies: Numerous drugs, including antiplatelet agents, anticoagulants, ACE inhibitors, and cytotoxic agents, administered to patients following coronary angioplasty have failed to significantly reduce the overall incidence of vascular reblockage. With the use of stents to help keep dilated coronary arteries open, the incidence of reblockage is reduced substantially but still unacceptably high. Recent clinical studies have found extremely low reblockage rates in patients treated with stents that deliver small-molecule drugs, such as sirolimus, an mTOR inhibitor, or paclitaxel, a cytotoxic agent. Such stents are becoming the standard-of-care for patients undergoing interventional procedures to open narrowed coronary or peripheral arteries.

      Our Approach: We have pioneered the development of sirolimus analogs, including AP23573, our lead product candidate for cancer. The highly potent activity of AP23573 in cancer cells has been duplicated in vascular smooth muscle cells – the primary cause of narrowing and reblockage of arteries. We anticipate that AP23573 will be developed in conjunction with medical device companies for use in drug-delivery stents to reduce reblockage of injured arteries following angioplasty and stenting.

Our Core Competencies

      Our drug-discovery programs are built around key areas of competency in structure-based drug design and computational chemistry, functional genomics and proteomics, and protein engineering. The integration of these strengths provides us with substantial opportunities in the era of post-genomic drug discovery.

      Structure-based drug design is a computational approach used to design small organic drug molecules that bind specifically to a particular protein in a cell-signaling pathway, for example, the critical molecular target in that pathway known to be linked to a disease. Using the target protein’s three-dimensional atomic structure, drugs can be designed and optimized to bind both tightly and selectively to the target, which should lead to more potent drugs with fewer side effects. Structure-based drug design integrates structural biology and computer-assisted molecular modeling methods and has been applied directly to validated molecular targets in our cell-signaling programs to discover and optimize lead compounds. Chemo-informatic techniques and virtual screening further expand the utility of structural methods in drug discovery.

      Functional genomics and proteomics are the study of gene and protein function, or more specifically the study of how particular genes regulate cellular function. A further aspect of functional genomics is the study of how the protein products are linked in cell-signaling pathways and how these pathways are regulated. Functional genomics has particular relevance to the process of identifying specific disease-related molecular targets for drug discovery, a process termed target validation.

      Protein engineering is the design and modification of proteins based on the knowledge of their atomic level structure, obtained through the use of protein X-ray crystallography or nuclear magnetic resonance spectroscopy. Usually, the design process utilizes the three-dimensional structure of the protein to incorporate non-native amino acids into the protein’s structure. This process generates new surface characteristics, thereby altering the small molecule or protein binding properties of the protein.

Our Enabling Platform Technologies

NF-κB Cell-signaling Technology

      Dr. David Baltimore, formerly director of the Whitehead Institute for Biomedical Research, Dr. Phillip Sharp of the Massachusetts Institute of Technology, and Dr. Thomas Maniatis of Harvard University, together with a team of scientists in their respective laboratories, discovered a family of genes that encode proteins they called NF-κB and I-κB, its inhibitor; the critical role played by NF-κB cell signaling in regulating cellular processes involved in various difficult-to-treat diseases; methods to identify compounds to regulate NF-κB cell-signaling activity; and methods of treating disease by inhibiting NF-κB. NF-κB can be generally thought of as a “biological switch” that can be turned off using these methods to treat disorders, such as inflammation, cancer, sepsis and osteoporosis.

      We have an exclusive license to pioneering technology and patents related to the discovery, development, and use of drugs to regulate NF-κB cell-signaling activity, which can be used to treat medically important disorders, including inflammation, sepsis, cancer and osteoporosis. Bristol-Myers Squibb Company and DiscoveRx Corporation, a high-throughput screening company, have entered into research and development licenses for our NF-κB intellectual property.

ARGENT Cell-signaling Regulation Technology

      Our proprietary portfolio of cell-signaling regulation technologies includes the ARGENT signaling and transcription technologies. Our ARGENT technologies allow intracellular processes to be controlled with small molecules and provide versatile tools for applications in cell biology, functional genomics, proteomics, and drug-discovery research, including three-hybrid screening approaches to discover and characterize targets and lead molecules. To maximize their use by the scientific community, we distribute our technologies at no cost to academic investigators in the form of our Regulation Kits. Over 750 investigators worldwide already are using our Regulation Kits in diverse areas of research, and over 200 scientific papers describing their use have been published. For researchers in pharmaceutical and biotechnology companies, we have established an alternative licensing program to provide them with access to our cell-signaling regulation technologies on commercial terms; GPC Biotech AG and ALTANA Pharma AG have entered into such agreements. Several other leading biotechnology companies are also conducting collaborative studies of our ARGENT cell-signaling regulation technology.

Our Business Strategy

      Our business strategy aims to balance independent product development and commercialization with near-term revenues from product partnering and technology licensing. Our goals are to:

•	Build a comprehensive cancer-focused franchise;

•	Develop our oncology product candidates independently as far as possible before partnering them;

•	Establish the commercial infrastructure to market or co-market our cancer product candidates in the United States;

•	Enter into worldwide partnerships with major pharmaceutical or biotechnology companies, after obtaining definitive clinical data, to assist in developing our cancer product candidates and commercializing them particularly outside the United States;

•	Enter into one or more worldwide partnerships with medical device companies to develop and commercialize our product candidate, AP23573, in drug-delivery stents to decrease reblockage of injured arteries following angioplasty and stenting;

•	Permit broad use of our NF-κB and ARGENT technologies at no cost by investigators at academic and not-for-profit institutions to conduct non-commercial research;

•	License our NF-κB technology to pharmaceutical and biotechnology companies conducting research on the discovery of drugs that modulate NF-κB cell signaling and/or marketing such drugs; and

•	License our ARGENT cell-signaling regulation technology to pharmaceutical and biotechnology companies to accelerate their drug discovery.

Intellectual Property

      Patents and other intellectual property rights are essential to our business. We file patent applications to protect our technology, inventions and improvements to our inventions that are considered important to the development of our business.

      As of March 12, 2004, we had 97 patents and pending patent applications in the United States, of which 35 are owned, co-owned or exclusively licensed by us and 62 are owned, co-owned or exclusively licensed by our subsidiary, AGTI. In addition, we have filed foreign counterparts, as appropriate. We also have several nonexclusive technology licenses from certain institutions in support of our research programs. We anticipate that we will continue to seek licenses from universities and others where applicable technology complements our research and development efforts.

      Many of the patents and patent applications in our portfolio cover our ARGENT cell-signaling regulation technologies. These patents and pending applications cover regulatory technologies, specialized variants of the technologies, critical nucleic acid components, small-molecule drugs, the identification and use of dimerizer hormone mimetics, and various uses of the technologies in health care and drug discovery. Patents issued to date include 32 patents covering our cell-signaling regulation technologies. These patents were issued in the United States beginning in November 1998.

      Our patent portfolio also covers research tools and methods used in our drug discovery programs, as well as multiple classes of small-molecule drug candidates discovered in those programs. We also have a number of issued patents and pending applications relating to cell-signaling proteins and their use in drug discovery and therapeutics.

      We also rely on unpatented trade secrets and proprietary knowhow. However, trade secrets are difficult to protect. We enter into confidentiality agreements with our employees, consultants and collaborators. In addition, we believe that certain technologies utilized in our research and development programs are in the public domain. Accordingly, we do not believe that patent or other protection is available for these technologies.

Technology Licenses to Third Parties

      We have a non-exclusive worldwide license agreement with Bristol-Myers Squibb Company (“Bristol”) that grants Bristol the right to conduct pharmaceutical research and development covered by our NF-κB patents. In addition to an upfront license fee, Bristol will pay us annual license fees as well as product development and commercialization milestones and royalties based on sales of products discovered using our patented NF-κB drug-discovery methods.

      We have a non-exclusive worldwide license agreement with DiscoveRx Corporation (“DiscoveRx”) that grants DiscoveRx the right to commercialize drug-discovery assay products covered by our NF-κB patents. DiscoveRx paid ARIAD an upfront license fee and will pay annual license fees, as well as royalties and milestones based on drug-discovery product sales. In addition, companies using the DiscoveRx NF-κB/ I-κB drug-discovery products will need to enter into separate commercial R&D licenses with ARIAD.

      We have a non-exclusive license agreement with GPC Biotech AG (“GPC”) that grants GPC the right to use our ARGENT cell-signaling regulation technology in GPC’s three-hybrid technology platform. The agreement provides for guaranteed fees of $2.0 million, including $1.0 million previously paid upon signing. GPC will pay us a percentage of revenues received by GPC from its partnerships utilizing its three-hybrid drug discovery platform and make development and commercialization milestone payments and royalty payments to us based on GPC products, if any, resulting from the use of our licensed technology in GPC’s internal drug discovery programs.

      Subsequently, GPC entered into an expanded collaboration and license agreement with ALTANA Pharma AG (“ALTANA”) resulting in payments to ARIAD of $1.2 million, as well as additional license fees, subject to certain offsets. GPC also will pay ARIAD a percentage of certain payments it receives from ALTANA, including pre-clinical and clinical milestones and royalties on sales of products resulting from the collaboration.

Our Licenses from Third Parties

      We and our subsidiary, AGTI, have entered into license agreements with various research institutions and universities pursuant to which we and/or AGTI are the licensee of certain technologies upon which some of our product candidates are based.

      We have agreed to pay royalties to our licensors on sales of certain products based on the licensed technologies, as well as, in some instances, milestone payments and patent filing and prosecution costs. The licenses also impose various milestones, commercialization, sublicensing, royalty as well as insurance and other obligations. Failure by us to comply with these requirements could result in the termination of the applicable agreement, which could have a material adverse effect on our business, financial condition, and results of operations.

Research and Development Spending

      During each of the three years ended December 31, 2001, 2002 and 2003, we spent approximately $16.6 million, $23.0 million and $14.9 million, respectively, on our research and development activities.

Manufacturing

      When advantageous, we intend to rely on strategic partners or third-party contractors for manufacturing cGMP material to be used in our product candidates. We believe that our small-molecule drugs can be produced in commercial quantities through conventional synthetic and natural-product fermentation techniques. Thus far, we have contracted with various commercial entities to assist in the development and optimization of our manufacturing methods, but we have not entered into any formal manufacturing agreements adequate to produce our product candidates for large-scale clinical trials or commercial use.

Our Board of Scientific and Medical Advisors

      We have assembled a Board of Scientific and Medical Advisors that currently consists of experts in the fields of molecular and cellular biology, biochemistry, immunology, and organic, physical, and computational chemistry, and hematology and oncology. Each advisor is engaged under a consulting agreement that requires the advisor to provide consulting services to us in our field of interest and not to disclose any of our confidential information. Our Board of Scientific and Medical Advisors is chaired by Dr. Stuart L. Schreiber, Morris Loeb Professor and Chair, Chemistry and Chemical Biology; Co-director, Institute of Chemistry and Cell Biology; Director, Initiative for Chemical Genetics, and Scientific Co-director, Bauer Center for Genomics Research at Harvard University; a founding member of the MIT-Harvard-Whitehead Broad Institute; and an Investigator of the Howard Hughes Medical Institute. Dr. Schreiber is one of our scientific founders.

Competition

      The pharmaceutical and biotechnology industries are intensely competitive. We compete directly and indirectly with other pharmaceutical companies, biotechnology companies and academic and research organizations, many of whom have greater resources than us. We compete with companies who have products on the market or in development for the same indications as our product candidates. We also compete with organizations that are developing similar technology platforms.

      In the area of oncology, pharmaceutical and biotechnology companies such as Amgen Inc., AstraZeneca PLC, Bristol-Myers Squibb Company, Eli Lilly and Company, Genentech, Inc., GlaxoSmithKline plc, Hoffmann LaRoche & Co., Merck KGaA, Novartis AG, Pfizer, Inc., and Wyeth Corp. are developing and marketing drugs to treat cancer, including mTOR inhibitors. Biotechnology companies such as ImClone Systems, Inc., Ligand Pharmaceuticals, Inc., Millennium Pharmaceuticals, Inc., Onyx Pharmaceuticals, Inc.,

OSI Pharmaceuticals, Inc., Telik, Inc., Tularik, Inc., and Vertex Pharmaceuticals, Inc. are developing drugs to treat various diseases, including cancer, by inhibiting cell-signaling pathways. Other companies have products on the market or in development against which our products may have to compete. We may also experience competition from companies that have acquired or may acquire technology from companies, universities, and other research institutions. As these companies develop their technologies, they may develop proprietary positions that may materially and adversely affect us.

Legal Proceedings

      On June 25, 2002, we, together with Massachusetts Institute of Technology, The Whitehead Institute for Biomedical Research and Harvard University (collectively, the “Plaintiffs”) filed a lawsuit in the United States District Court for the District of Massachusetts against Eli Lilly and Company (“Lilly”) alleging infringement upon issuance of certain claims of the Plaintiffs’ U.S. patent covering methods of treating human disease by regulating NF-kB cell-signaling activity (the “NF-kB ’516 Claims”) through sales of Lilly’s osteoporosis drug, Evista®, and Lilly’s septic shock drug, Xigris®, and seeking monetary damages from Lilly.

      On August 26, 2002, Lilly filed a motion to dismiss or, alternatively, for summary judgment challenging the validity of the NF-kB ’516 Claims. The Plaintiffs filed a response to this motion on October 17, 2002 and Lilly filed a reply on November 17, 2002. Oral argument on this motion was heard in the U.S. District Court on November 21, 2002. On May 12, 2003, the U.S. District Court issued a Memorandum of Decision and Order denying the motion.

      Lilly’s Answer to Plaintiffs’ Complaint and Counterclaims was filed with the U.S. District Court on May 27, 2003. On June 19, 2003, the Plaintiffs’ Answer to Lilly’s Answer and Counterclaims was filed and a trial scheduling conference pursuant to Rule 16(b) of the Federal Rules of Civil Procedure occurred in order for the case to proceed to the discovery phase leading to trial.

      On August 13, 2003, the U.S. District Court denied a motion filed by Lilly on June 17, 2003 to disqualify the Plaintiffs’ counsel from representing them with respect to the Plaintiffs’ NF-kB patent portfolio.

      Oral argument on patent claim construction was heard in the U.S. District Court on January 13, 2004. On March 3, 2004, a Memorandum Decision and Order was issued by the U.S. District Court which defined certain patent claims.

      The ultimate outcome of the litigation cannot be determined at this time, and, as a result, an estimate of a damage award or range of awards, if any, cannot be made.

MANAGEMENT

      Our directors, officers and key employees are as follows:

Name	Age	Position

Harvey J. Berger, M.D.	53	Chairman of the Board of Directors and Chief Executive Officer
Sandford D. Smith	56	Vice Chairman of the Board of Directors
Paul J. Sekhri	45	President and Chief Business Officer
Laurie A. Allen, Esq.	43	Senior Vice President, Chief Legal Officer and Secretary
David L. Berstein, Esq.	51	Senior Vice President and Chief Patent Counsel
Timothy P. Clackson, Ph.D.	38	Senior Vice President and Chief Scientific Officer
Edward M. Fitzgerald	49	Senior Vice President, Chief Financial Officer and Treasurer
John D. Iuliucci, Ph.D.	61	Senior Vice President, Chief Development Officer
Thomas A. Pearson	62	Senior Vice President, Corporate Strategy and Communications
Tomi K. Sawyer, Ph.D.	49	Senior Vice President, Drug Discovery
Camille L. Bedrosian, M.D.	51	Vice President and Chief Medical Officer
David C. Dalgarno, Ph.D.	46	Vice President, Development Science
Maryann G. Krane	44	Vice President, Regulatory Affairs
Joseph Bratica	40	Director of Finance and Controller
Jay R. LaMarche	57	Director
Athanase Lavidas, Ph.D.	56	Director
Frederick S. Schiff	56	Director
Burton E. Sobel, M.D.	66	Director
Mary C. Tanner	52	Director
Elizabeth H.S. Wyatt	56	Director

      Harvey J. Berger, M.D. is our principal founder and has served as our Chairman of the Board and Chief Executive Officer since April 1991, and served as our President from April 1991 to September 2003. From 1986 to 1991, Dr. Berger held a series of senior management positions at Centocor, Inc., a biotechnology company, including Executive Vice President and President, Research and Development Division. He also has held senior academic and administrative appointments at Emory University, Yale University and the University of Pennsylvania and was an Established Investigator of the American Heart Association, Inc.. Dr. Berger is a director of PTC Therapeutics, Inc., a closely held biotechnology company. Dr. Berger received his A.B. degree in Biology from Colgate University and his M.D. degree from Yale University School of Medicine and did further medical and research training at the Massachusetts General Hospital and Yale-New Haven Hospital.

      Sandford D. Smith, one of our Directors since October 1991 and our Vice Chairman since January 1999, is Corporate Vice President and President, Genzyme Europe and International for Genzyme Corporation, a biotechnology company. From October 1997 to December 2000, he was President, Therapeutics International and from May 1996 to September 1996, Vice President and General Manager, Specialty Therapeutics and International Group for Genzyme. Mr. Smith was President and Chief Executive Officer and a Director of RepliGen Corporation, a biotechnology company, from 1986 to March 1996. Mr. Smith previously held a number of positions with Bristol-Myers Squibb Company from 1977 to 1986, including, most recently, Vice President of Corporate Development and Planning for the United States Pharmaceutical and Nutritional Group. Mr. Smith earned his B.A. degree from the University of Denver.

      Paul J. Sekhri has served as our President and Chief Business Officer since October 2003. During 2003, Mr. Sekhri was a partner with The Sprout Group, the venture capital affiliate of Credit Suisse First Boston. From August 2001 to January 2003, he was Senior Vice President and Head of Global Search and Evaluation and from August 1999 to August 2001, he was Vice President and Head of Global Early Commercial Development at Novartis Pharma AG. Prior to joining Novartis, he was a partner at Northeast Consulting Resources, Inc. from 1997 to 1999 and previously held management positions with Millipore Corporation and

PerSeptiv Biosystems, Inc. Mr. Sekhri received his B.Sc. from the University of Maryland in 1981 and his M.Sc. from the University of Maryland Medical School in 1986.

      Laurie A. Allen, Esq. has served as our Senior Vice President and Chief Legal Officer since March 2002 and has served continuously as our Secretary since January 1999. Previously, from January 1999 to December 1999, she served as our Senior Vice President, Corporate Development and Legal Affairs and General Counsel. From January 2000 to March 2002, Ms. Allen was Senior Vice President, Business Development and Legal Affairs at Alexandria Real Estate Equities, Inc., a real estate investment trust. Previously, she was a partner with the law firm of Brobeck, Phleger & Harrison LLP from January 1996 to December 1998. She also was an associate with Brobeck, Phleger & Harrison LLP from February 1991 to December 1995. Ms. Allen received her A.B. degree in History from the University of California, Los Angeles, her L.L.M. degree in taxation from New York University and her J.D. degree from Emory University School of Law.

      David L. Berstein, Esq. has served as our Senior Vice President and Chief Patent Counsel since June 2000. Previously, he served as our Vice President and Chief Patent Counsel from September 1993 to June 2000. Prior to joining us, from 1990 through 1993, Mr. Berstein was Patent Counsel at BASF Bioresearch Corporation, a biotechnology company, where he was responsible for intellectual property matters, including patents and licensing. From 1985 to 1990, Mr. Berstein was a patent attorney at Genetics Institute, Inc., a biotechnology company, where he was involved in various aspects of the patent process from patent procurement through litigation. Mr. Berstein joined Genetics Institute from the law firm of Cooper & Dunham LLP. Mr. Berstein received his B.S. degree from the University of Michigan and his J.D. degree from Fordham University School of Law.

      Timothy P. Clackson, Ph.D. has served as our Senior Vice President and Chief Scientific Officer since September 2003. Previously, he served as our Senior Vice President, Science and Technology from June 2002 to September 2003, as our Vice President, Gene Therapy and Genomics from June 2000 to June 2002, as our Director, Gene Therapy from August 1999 to June 2000 and as our Department Head, Gene Therapy Biology from March 1999 to August 1999. Prior to joining us in December 1994, Dr. Clackson was a postdoctoral fellow at Genentech, Inc., a biotechnology company from 1991 to 1994, where he studied the molecular basis for human growth hormone function. Dr. Clackson received his B.A. degree in Biochemistry from the University of Oxford. Dr. Clackson received his Ph.D. in Biology from the University of Cambridge, for research conducted at the MRC Laboratory of Molecular Biology into antibody engineering and the development of phage display technology.

      Edward M. Fitzgerald has served as our Senior Vice President, Chief Financial Officer and Treasurer since May 2002. From 1998 to April 2002, he served as Senior Vice President, Chief Financial Officer and Secretary at AltaRex Corp., a biotechnology company. From 1992 to 1997, Mr. Fitzgerald held various management positions at BankBoston Corp., a financial services and commercial banking company. From 1989 to 1992, he was a partner at Arthur Andersen & Co. in the audit and business advisory practice. Previously, from 1978 to 1988, he also was at Arthur Andersen. Mr. Fitzgerald received his B.S. degree in accounting and M.B.A. degree in finance from Babson College.

      John D. Iuliucci, Ph.D. has served as our Senior Vice President and Chief Development Officer since September 2003. Previously, he served as our Senior Vice President, Drug Development from January 1999 to September 2003, as our Vice President, Drug Development from October 1996 to December 1998 and as our Vice President, Preclinical Development from June 1992 to September 1996. Prior to joining us, Dr. Iuliucci was Director of Preclinical Pharmacology and Toxicology at Centocor, Inc., a biotechnology company, from 1984 to 1992. From 1975 to 1984, Dr. Iuliucci headed the Drug Safety Evaluation Department at Adria Laboratories, a pharmaceutical company. He was a Senior Toxicologist at the Warner-Lambert Pharmaceutical Research Institute from 1972 to 1975. Dr. Iuliucci received his B.S. degree in Pharmacy and M.S. and Ph.D. degrees in Pharmacology from Temple University.

      Thomas A. Pearson has served as our Senior Vice President, Corporate Strategy and Communications since June 2002. Previously, he served as our Senior Advisor, Corporate Communications and Planning from January 2001 to June 2002, and as our corporate communications consultant from 1992 to January 2001. Mr. Pearson was an independent business consultant from 1983 to 1992, specializing in biotechnology and high-technology companies. Previously, Mr. Pearson held various management positions in the television stations division of CBS, an entertainment and broadcasting company. Mr. Pearson received his B.A. degree in liberal arts from Wheaton College.

      Tomi K. Sawyer, Ph.D. has served as our Senior Vice President, Drug Discovery since September 2003. Previously, he served as our Vice President, Drug Discovery from January 1999 to September 2003 and as our Director, Drug Discovery — Signal Transduction from October 1997 to December 1998. From July 1993 to September 1997, he was Head and Associate Research Fellow, Structure-Based Design and Chemistry at Parke-Davis Pharmaceutical Research, a Division of Warner-Lambert Company, a pharmaceutical company, and Section Director, Peptide and Peptidomimetic Chemistry at Parke-Davis from July 1991 to July 1993. Dr. Sawyer received his B.S. degree in Chemistry from Moorhead State University and his Ph.D. degree in Organic Chemistry from the University of Arizona.

      Camille L. Bedrosian, M.D. has served as our Vice President and Chief Medical Officer since September 2002. From 1997 to 2002, Dr. Bedrosian served in the Clinical Research and Development Department of Wyeth/ Genetics Institute, most recently as Senior Director, Oncology/ Hematology. From 1986 to 1997, she was a Fellow, an Associate, and then Assistant Professor of Medicine in the Division of Hematology and Oncology at Duke University Medical Center and the Duke Comprehensive Cancer Center. Dr. Bedrosian received her B.A. degree from Harvard University/ Radcliffe College in Chemistry, her M.S. in Biophysics from M.I.T., and her M.D. from Harvard Medical School.

      David C. Dalgarno, Ph.D. has served as our Vice President, Development Sciences since September 2003. Previously, he served as our Vice President, Physical and Chemical Sciences from November 1999 to September 2003, as our Director, Physical and Chemical Sciences from September 1998 to November 1999 and as our Director, Spectroscopy from October 1996 to August 1998. Prior to joining us in March 1992, Dr. Dalgarno was a scientist at Schering-Plough Corp. focusing on protein structure determination by nuclear magnetic resonance. Dr. Dalgarno received his B.A. and Ph.D. degrees in Chemistry from the University of Oxford. He received his postdoctoral training in Molecular Biophysics and Biochemistry at Yale University.

      Maryann G. Krane has served as our Vice President, Regulatory Affairs since May 2001. From September 2000 to May 2001, she served as Senior Director, Regulatory Affairs and Quality Assurance at AVANT Immunotherapeutics, Inc., a biotechnology company. From 1986 to 1992 and from 1993 to 2000, Ms. Krane held various positions in regulatory affairs and research at Genetics Institute, Inc., currently a unit of American Home Products Corporation, a diversified healthcare company. Most recently, she was Head, Regulatory Affairs, Global Development of Hemophilia and Oncology Products at Genetics Institute. From August 1992 to April 1993, she was Manager, Regulatory Affairs at Genzyme Corporation, a biotechnology company. Ms. Krane received her B.S. degree in Microbiology from the University of Massachusetts at Amherst, MA.

      Joseph Bratica has served as our Director of Finance and Controller since January 1999. Previously, he served as our Assistant Controller from January 1997 to December 1998 and as our Accounting Manager from August 1994 to December 1996. Prior to joining us, he was Accounting Manager at Creative BioMolecules, Inc., a biotechnology company, from 1992 to 1994. Mr. Bratica received his B.A. degree in Accounting from Suffolk University.

      Jay R. LaMarche, one of our Directors since January 1992, has served as a financial advisor since November 2000. Previously, he served as our Chief Financial Officer and Treasurer from January 1992 to November 2000 and as our Executive Vice President from March 1997 to November 2000. Mr. LaMarche was our Senior Vice President, Finance from January 1992 to February 1997. Prior to joining us, he was Chief Financial Officer and a Director of ChemDesign Corporation, a fine chemicals manufacturer. Previously, Mr. LaMarche was a partner with Deloitte Haskins & Sells, a public accounting firm. Mr. LaMarche received his B.B.A. degree in Public Accountancy from the University of Notre Dame and served as an officer in the United States Navy.

      Athanase Lavidas, Ph.D., one of our Directors since September 2003, is the Chairman and Chief Executive Officer of Lavipharm Group in Greece, a position he has held since 1976. Dr. Lavidas is also

Chairman of the Greece — U.S. Business Council and the Hellenic Entrepreneurs Association, and a member of the board of directors of the Federation of Greek Industries. He received his BS and MS degrees from the University of Munich, his MBA from the Intitut Superior de Marketing et Management in Paris, and his Ph.D. from the University of Athens.

      Frederick S. Schiff, one of our Directors since June 2002, is Executive Vice President and Chief Financial Officer of Vital Signs, Inc. Previously, Mr. Schiff held various senior management positions over a period of twenty years at Bristol-Myers Squibb Company, most recently, from 2001 to 2002, as Senior Vice President and Chief Financial Officer. He also served as Senior Vice President, Financial Operations and Chief Financial Officer, Medicines Business in 2000, Vice President and Controller from 1990 to 1997, and in various financial positions from 1982 to 1989, all at Bristol. Previously, he was a principal at Arthur Young & Company and director of auditing at the New York office. He is also a director of Visiting Nurse Services of New York and the Eugene Lang Entrepreneurship Fund of the Graduate Business School of Columbia University. Mr. Schiff received an M.B.A. degree from Columbia University and a B.A. from New York University.

      Burton E. Sobel, M.D., one of our Directors since June 2002, is E.L. Amidon Professor, Physician-in-Chief, and Professor of Biochemistry at the University of Vermont and has been a trustee of Fletcher Allen Health Care Center in Burlington, Vermont. Previously, he held senior academic and administrative positions at Washington University School of Medicine, from 1973 to 1994, and at the University of California, San Diego, from 1968 to 1973. Dr. Sobel completed postgraduate training at the Peter Bent Brigham Hospital in Boston, Massachusetts and the National Institutes of Health in Bethesda, Maryland and received an M.D. from Harvard University and an A.B. from Cornell University.

      Mary C. Tanner, one of our Directors since September 2003, is Senior Managing Director at Bear, Stearns & Co. Inc., a financial services company. Prior to Bear, Stearns, Ms. Tanner was a healthcare consultant from 2000 to 2001 and held various positions at Lehman Brothers Inc., a financial services company, including Managing Director and head of the health care practice, from 1984 to 2000. She was the first woman partner at Lehman Brothers. Ms. Tanner received her BA degree from Harvard University.

      Elizabeth H.S. Wyatt, one of our Directors since June 2002, held various senior management positions over a period of twenty years at Merck & Co., Inc., most recently, from 1992 to 2000, as Vice President, Corporate Licensing. She also served in leadership positions in corporate licensing from 1980 to 1992 at Merck. Previously, she held academic and administrative positions at Harvard Business School, Doyle Dane Bernbach, and Boston College. Ms. Wyatt is a director of MedImmune, Inc., a biopharmaceutical company and Neose Technologies, Inc., a biopharmaceutical company. She received an M.B.A. from Harvard Business School, an M.S. in education from Boston University, and a B.A. from Sweet Briar College, Virginia.

Transactions With Officers and Directors

      In 2003, we engaged Lehman Brothers Inc. to act as a placement agent for offerings of our common stock. The spouse of Mary C. Tanner, one of our Directors, is a vice chairman of Lehman Brothers. We paid Lehman Brothers a total of $1,999,257 for these services. We believe that the transactions with Lehman Brothers were entered into on terms no less favorable to us than we could have obtained from an unaffiliated third party.

      In January 2004, our Board of Directors granted shares of our common stock pursuant to our 2001 Stock Plan to Harvey J. Berger, M.D., our Chairman and Chief Executive Officer, and to each of our Directors. Dr. Berger received a grant of 100,000 shares of restricted common stock, which are subject to our right, up to the first anniversary of the date of grant, to repurchase such shares under certain circumstances. Each of our other Directors received a grant of 10,000 shares of our common stock, which are not subject to repurchase.

      For other transactions with officers and directors, see the disclosure set forth under the caption “Certain Relationships and Related Transactions” in our definitive proxy statement for our 2003 annual meeting of stockholders as filed with the SEC on May 15, 2003 and incorporated by reference into the accompanying prospectus.

UNDERWRITING

      Under the underwriting agreement, which will be filed as an exhibit to a current report on Form 8-K and incorporated by reference into the registration statement relating to this prospectus supplement, each of the underwriters named below, for whom Lehman Brothers Inc., Lazard Frères & Co. LLC, Adams, Harkness & Hill, Inc., JMP Securities LLC and Rodman & Renshaw, LLC are acting as representatives, has severally agreed to purchase from us, on a firm commitment basis, subject only to the conditions contained in the underwriting agreement, the number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Lehman Brothers Inc.
Lazard Frères & Co., LLC
Adams, Harkness & Hill, Inc.
JMP Securities LLC
Rodman & Renshaw, LLC

Total	6,000,000

      The underwriting agreement provides that the underwriters’ obligations to purchase common stock depend on the satisfaction of the conditions contained in the underwriting agreement, which include:

•	if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased,

•	the representations and warranties made by us to the underwriters are true and correct in all material respects,

•	there is no material change in the financial markets, and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

      The underwriters have advised us that they propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus supplement, and to selected dealers, that may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

      The following table summarizes the underwriting discounts and commissions to be paid to the underwriters by us. The underwriting discount is the difference between the offering price and the amount the underwriters pay to purchase the shares from us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 900,000 shares. The underwriting discounts and commissions equal 6.5% of the public offering price.

Amount We Will Pay

	No Exercise	Full Exercise

Per Share
Total

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $180,000. We have agreed to pay such expenses.

Over-Allotment Option

      We have granted to the underwriters an option to purchase up to an aggregate of 900,000 additional shares of common stock, exercisable solely to cover over-allotments at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the additional shares of common stock to the underwriters.

Lock-up Agreements

      We have agreed that, subject to specified exceptions, we will not, directly or indirectly, (1) offer, sell, pledge or otherwise dispose of, any shares of our common stock or any securities convertible into or exchangeable for any shares of our common stock or sell or grant options, rights or warrants with respect to any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock, (2) enter into any swap or other derivatives transaction that transfers all or a portion of the economic benefits or risks of ownership of shares of our common stock, or (3) file or cause to be filed a registration statement with respect to any shares of our common stock or securities convertible, exercisable or exchangeable into shares of our common stock or any other securities of us, in each case for a period of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc.

      Our officers and directors have agreed under lock-up agreements that they will not, directly or indirectly, (1) offer, sell, pledge or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock or (2) enter into any swap or other derivatives transaction that transfers all or a portion of the economic benefits or risks of ownership of shares of our common stock, in each case for a period of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc.

Indemnification

      We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Over-Allotment, Stabilization, Short Positions and Penalty Bids

      The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over- allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      Over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

      In connection with the offering, the underwriters may engage in passive market making transactions in our common stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Investment Banking

      From time to time, certain of the underwriters or their affiliates provide investment banking services for us. In particular, Lehman Brothers Inc. and Rodman & Renshaw, LLC have acted as placement agents for offerings of our common stock in the past, for which they received fees that we believe were customary for their services.

Stamp Taxes

      Purchasers of the shares of our common stock offered in this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

      A prospectus supplement in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

      Other than the prospectus supplement in electronic format, information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of this prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase any shares of our common stock. The underwriters are not responsible for information contained in web sites that they do not maintain.

Notice to Canadian Residents

     Offers and Sales in Canada

      This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

      This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

     Responsibility

      Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with the offering of the shares into Canada.

     Resale Restrictions

      The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

     Representations of Purchasers

      Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions;” (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 – Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 – Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

     Taxation and Eligibility for Investment

      Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

     Rights of Action for Damages or Rescission (Ontario)

      Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us on whose behalf the distribution is made shall have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

      The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights”.

      The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

     Enforcement of Legal Rights

      We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

     Language of Documents

      Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon the validity of the issuance of the common stock offered by this prospectus supplement. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and certain members of their families and trusts for their benefit own an aggregate of approximately 5,200 shares of our common stock and 89,285 shares of the common stock of AGTI. Morrison & Foerster LLP, New York, New York will pass upon certain legal matters for the underwriters.

EXPERTS

      The financial statements incorporated in the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

ARIAD Pharmaceuticals, Inc.

7,000,000 SHARES OF

COMMON STOCK

This prospectus will allow us to issue up to a total of 7,000,000 shares of our common stock from time to time at prices and on terms to be determined at or prior to the time of the offering. We will provide you with specific terms of any offering in one or more supplements to this prospectus. You should read this document and any prospectus supplement carefully before you invest.

Our common stock is listed on the Nasdaq National Market under the symbol “ARIA.” On January 8, 2004, the last reported sale price of our common stock was $8.15 per share. Prospective purchasers of common stock are urged to obtain current information as to the market prices of our common stock.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 2 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 9, 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may sell up to 7,000,000 shares of our common stock in one or more offerings. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

      This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, the applicable prospectus supplement, the information and documents incorporated by reference and the additional information under the heading “Where You Can Find More Information” before making an investment decision.

      This prospectus may not be used to consummate sales of common stock, unless it is accompanied by a prospectus supplement. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

i

ABOUT ARIAD PHARMACEUTICALS

      We were organized as a Delaware corporation in April 1991. Our principal executive offices are located at 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234, and our telephone number is (617) 494-0400.

      We are engaged in the discovery and development of breakthrough medicines that regulate cell signaling with small molecules. Breakthrough medicines are products, created de novo, that may be used to treat diseases in innovative ways. We are developing a comprehensive approach to the treatment of cancer and are primarily focused on a series of product candidates for targeted oncology indications. We have also developed a proprietary portfolio of cell-signaling regulation technologies (our ARGENT technology) to control intracellular processes with small molecules, useful in regulated protein and cell therapy and providing versatile tools for use in cell biology, functional genomics, proteomics and drug discovery research. Additionally, we have an exclusive license to pioneering technology and patents related to the discovery, development, and use of drugs to regulate NF-kB cell-signaling activity, which can be used to treat medically important disorders, including inflammation, cancer and osteoporosis.

      Since our inception in 1991, we have devoted substantially all of our resources to our research and development programs. We receive no revenue from the sale of pharmaceutical products, and most of our revenue to date has been received in connection with our past relationship with Aventis Pharmaceuticals, Inc. (Aventis). Except for the gain on the sale of our fifty percent interest in the Hoechst-ARIAD Genomics Center LLC (the Genomics Center) to Aventis in December 1999, which resulted in net income for fiscal 1999, we have not been profitable since inception. We expect to incur substantial operating losses for the foreseeable future, primarily due to costs associated with our pharmaceutical product development programs, clinical trials, and product manufacturing. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. As of September 30, 2003, we had an accumulated deficit of $150.3 million.

      Our business strategy aims to balance near-term revenues from product partnering and technology licensing with independent product development and commercialization. With respect to the development and commercialization of our lead product candidates, our goals are to: (1) build a comprehensive cancer-focused franchise; (2) develop our oncology product candidates independently as far as possible before partnering them; (3) establish the commercial infrastructure to market or co-market our cancer product candidates in the United States; (4) enter into worldwide partnerships with pharmaceutical or biotechnology companies, after obtaining definitive clinical data, to develop our cancer product candidates and commercialize them outside the United States; (5) enter into one or more worldwide partnerships with medical device companies to develop and commercialize our lead product candidate, AP23573, in drug-delivery stents to decrease reblockage of arteries following angioplasty and stenting. With respect to our core technologies and intellectual property, our goals are to license our NF-kB technology to pharmaceutical and biotechnology companies that are conducting research on the discovery of drugs that modulate NF-kB cell signaling and/or are marketing such drugs and to license our ARGENT technology to pharmaceutical and biotechnology companies to accelerate their drug discovery. In addition, we may jointly develop product candidates incorporating our ARGENT technology with companies that have proprietary therapeutic genes, cellular systems or gene delivery vectors. As of this filing, we have not entered into any partnerships for any of our lead product candidates and there can be no assurance that we will be successful in achieving our strategies and generating future revenue streams.

      ARIAD and the ARIAD logo are our registered trademarks, and ARGENT is our trademark. Other trademarks and trade names appearing in this prospectus are the property of their holders. Our internet website address is http://www.ariad.com, and all rights thereto, are registered in the name of, and owned by, ARIAD Pharmaceuticals, Inc. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K which have been filed with the SEC are available to you free of charge through a hyperlink on our internet website. The information on our website is not intended to be a part of this prospectus. Our web site address is included in this document as an inactive textual reference only.

RISK FACTORS

      Investing in our securities involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing ARIAD Pharmaceuticals. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

      If any of the matters included in the following risks were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our securities could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We may never succeed in developing marketable drugs or generating product revenues.

      We are a development stage company, and our main focus is drug discovery and product development. We do not currently have any product revenues, and we may not succeed in developing or commercializing any products which will generate product revenues. We do not expect to have any products on the market for several years, if at all. We are exploring human diseases at the cellular level and attempting to develop product candidates that intervene with these processes. As with all science, we face much trial and error, and we may fail at numerous stages along the way. If we are not able to enter into agreements with one or more companies experienced in the development and manufacture of gene-transfer vectors, we will not be able to market our regulated protein and cellular therapy product candidates. If we are not able to enter into agreements with one or more medical device companies experienced in the development, manufacture, and marketing of vascular stents, we will not be able to generate product revenues from the marketing of vascular stents that deliver AP23573. If we are not successful in developing or marketing our product candidates, we will not be profitable.

We have incurred significant losses to date and may never be profitable.

      We have incurred significant operating losses in each year since our formation in 1991 and have an accumulated deficit of $150.3 million from our operations through September 30, 2003. Losses have resulted principally from costs incurred in research and development of product candidates and from general and administrative costs associated with our operations. It is likely that we will incur significant operating losses for the foreseeable future. We currently have no product revenues and limited commitments for future licensing revenues, and may never be able to generate such revenues. If our losses continue and we are unable to successfully develop, commercialize, manufacture and market our product candidates and/or to enter into agreements and licenses of our intellectual property, we may never generate sufficient revenues to achieve profitability. Even if we are able to commercialize any of our product candidates or enter into agreements or licenses in the future, we may never generate sufficient revenues to have profitable operations.

We have no experience in manufacturing any of our product candidates, which raises uncertainty as to our ability to develop and commercialize our product candidates.

      We have no experience in, and currently lack the resources and capability to, manufacture any of our product candidates on a large scale. Our ability to conduct clinical trials and commercialize our product candidates will depend, in part, on our ability to manufacture our products on a large scale, either directly or through third parties, at a competitive cost and in accordance with current Good Manufacturing Practices, or cGMP, and other regulatory requirements. We depend on third-party manufacturers or collaborative partners for the production of our product candidates for preclinical studies and clinical trials and intend to use third-party manufacturers to produce any products we may eventually commercialize. We have no experience in developing, manufacturing, or marketing drug-delivery vascular stents, and we will be completely dependent on our medical device partners, if any, to conduct these activities. If we are not able to obtain contract manufacturing on commercially reasonable terms and obtain or develop the necessary technologies for manufacturing, we may not be able to conduct or complete clinical trials or commercialize our product candidates, and we do not know whether we will be able to develop such capabilities. If we are not able to develop cell processing methods that comply with regulatory guidelines known as current Good Tissue Practices, or cGTP, we may not be able to commercialize our regulated cellular therapy product.

Insufficient funding may jeopardize our research and development programs and may prevent commercialization of our products and technologies.

      We have funded our operations to date through sales of equity securities, debt and operating revenue. Most of our operating revenue to date has been generated through previous collaborative research and development agreements. We currently do not have any committed funding from any pharmaceutical company to advance any of our product development programs. Although we believe that our current available funds will be adequate to satisfy our capital and operating requirements through at least 2005, we will require substantial additional funding for our research and development programs, including pre-clinical development and clinical trials, for operating expenses including intellectual property protection and enforcement, for the pursuit of regulatory approvals and for establishing manufacturing, marketing and sales capabilities. We intend to seek additional funding from product-based collaborations, technology licensing, and public or private financings, but such additional funding may not be available on terms acceptable to us, or at all. Accordingly, we may not be able to secure the significant funding which is required to maintain and continue each of our research and development programs at their current levels or at levels that may be required in the future. If we cannot secure adequate financing, we may be required to delay, scale back or eliminate one or more of our research and development programs or to enter into license or other arrangements with third parties to commercialize products or technologies that we would otherwise seek to develop ourselves.

We may expend significant capital resources on the enforcement and licensing of our NF-KB patent portfolio and be unable to generate revenues from these efforts, if we are unable to enforce or license our NF-KB patents to pharmaceutical and biotechnology companies.

      We are the exclusive licensee of a family of patents, three in the U.S. and one in Europe, including a pioneering U.S. patent covering methods of treating human disease by regulating NF-KB cell-signaling activity, or the NF-KB’516 Patent, awarded to a team of inventors from the Whitehead Institute for Biomedical Research, Massachusetts Institute of Technology and Harvard University. We have initiated a licensing program to generate revenues from the discovery, development, manufacture and sale of products covered by our NF-KB patent portfolio. These patents may be challenged and subsequently narrowed, invalidated or circumvented, which would materially impact our ability to generate licensing revenues from them.

      On June 25, 2002, we, together with these academic institutions, filed a lawsuit in the United States District Court for the District of Massachusetts, or the U.S. District Court, against Eli Lilly and Company, or Lilly, alleging infringement upon issuance of certain claims of the NF-KB’516 Patent, or the NF-KB’516 Claims, through sales of Lilly’s osteoporosis drug, Evista®, and its septic shock drug, Xigris®. On August 26, 2002, Lilly filed in the U.S. District Court a motion to dismiss or, alternatively, for summary judgment, or Lilly’s Combined Motion, challenging the validity of the NF-KB’516 Claims. We filed a response to Lilly’s Combined Motion on October 17, 2002, and Lilly filed a reply on November 2002. Oral argument on Lilly’s Combined Motion was heard in the U.S. District Court on November 21, 2002. On May 12, 2003, the U.S. District Court issued a Memorandum of Decision and Order denying Lilly’s Combined Motion. Lilly’s Answer to Plaintiff’s Complaint and Counterclaims was filed with the U.S. District Court on May 27, 2003. On June 19, 2003, ARIAD’s Answer to Lilly’s Answer and Counterclaims was filed and a trial scheduling conference pursuant to Rule 16(b) of the Federal Rules of Civil Procedure occurred in order for the case to proceed to the discovery phase leading to trial. On August 13, 2003, the U.S. District Court denied defendant Lilly’s motion to disqualify our counsel from representing us in the lawsuit. The Markman hearing on patent claim construction in the case is scheduled to be heard on January 13, 2004.

      If the NF-KB’516 Claims are invalidated, it could have a significant adverse impact on our ability to generate revenues from our NF-KB licensing program. As exclusive licensee of this patent, we are obligated for the costs expended for its enforcement. Accordingly, we anticipate expending significant capital and management resources pursuing this litigation for an indeterminate period, and the outcome is uncertain. Significant expenditures to enforce these patent rights without generating revenues or accessing additional capital could adversely impact our ability to further our research and development programs at the current levels or at levels that may be required in the future.

Because we do not own all of the outstanding stock of our subsidiary, ARIAD Gene Therapeutics, Inc., or AGTI, we may not realize all of the potential future economic benefit from products developed based on technology licensed to or owned by our subsidiary.

      Our subsidiary, AGTI, holds licenses from Harvard University, Stanford University and other universities relating to our ARGENT cell-signaling regulation technology, a key component of our programs in regulated protein therapy and cellular therapy, and owns the intellectual property on our mTOR inhibitors (including AP23573) derived from our ARGENT programs. The two directors of AGTI are also members of the Board of Directors of the Company. Minority stockholders of AGTI, including Harvard University, Stanford University, several of our scientific advisors, and several current and former members of our management and Board of Directors, own 20% of the issued and outstanding capital stock of AGTI. We own the remaining 80% of the issued and outstanding capital stock of AGTI.

      We do not currently have a license agreement with AGTI that provides us with rights to commercialize product candidates based on our ARGENT cell-signaling regulation technology or mTOR inhibitors derived from our ARGENT programs. In the event that we commercialize product candidates based on our ARGENT cell-signaling regulation technology or mTOR inhibitors derived from our ARGENT programs, we will have to negotiate the terms of a license or other agreements with AGTI on terms to be determined or acquire all of the capital stock of AGTI that we do not currently own. The economic benefit to our stockholders from such products, if any, that we commercialize will be diminished by any royalties or other payments paid under a future agreement, if any, with AGTI. The economic benefit to our stockholders from products, if any, would be reduced in an amount based on such future agreements and the percentage owned by the minority stockholders of AGTI.

      Alternatively, we may acquire all of the interests of the minority stockholders in AGTI for cash, shares of our common stock or other securities, if any. AGTI has a right of first refusal on the sale to third parties of 73% of the minority stockholders’ AGTI shares (representing 14.6% of the outstanding capital stock of AGTI). AGTI does not have a call option, or a right to require the minority stockholders to sell their shares to us, for any of these shares. If we acquire these minority interests, it may result in dilution to our stockholders. The economic value of the minority stockholders’ interests is difficult to quantify in the absence of a public market, and the market price of our publicly traded common stock may not accurately reflect its value. Accordingly, the market could change its perception of the value of these minority interests in our subsidiary at any time in reaction to our increased emphasis on these product candidates, announcements regarding these product candidates or for other reasons, any of which could result in a decline in our stock price. In addition, if we acquire the minority interests at a cost greater than the value attributed to them by the market, this also could result in a decline in our stock price. If we choose to acquire these minority interests through a short-form merger in which we do not solicit the consent of the minority stockholders of AGTI, we could become subject to an appraisal procedure, which would result in additional expense and diversion of management resources.

Because members of our management team and/or Board of Directors beneficially own a material percentage of the capital stock of our subsidiary, AGTI, and we have agreements with AGTI, there may be conflicts of interest present in dealings between ARIAD and AGTI.

      Four members of our management team and/or Board of Directors own or have the right to acquire up to approximately 6.1% of the outstanding capital stock of AGTI. Harvey J. Berger, M.D., our Chairman, and Chief Executive Officer, owns 3.4%, David L. Berstein, Esq., our Senior Vice President and Chief Patent Counsel, owns 0.3%, John D. Iuliucci, Ph.D., our Senior Vice President and Chief Development Officer, owns 0.7% and Jay R. LaMarche, one of our directors, owns 1.7%. These same individuals beneficially own approximately 5.7% of our outstanding common stock. Additionally, Dr. Berger and Mr. LaMarche are the two members comprising the Board of Directors of AGTI. As part of the formation of AGTI, we entered into certain agreements with AGTI to provide for the operations of AGTI. As a result, the market may perceive conflicts of interest to exist in dealings between AGTI and us. AGTI is the exclusive licensee of the ARGENT cell-signaling intellectual property from Harvard University and Stanford University and of related technologies from other universities, and owns the intellectual property on our mTOR inhibitors (including AP23573) derived from our ARGENT programs. Because of the apparent conflicts of interest, the market may be more inclined to perceive the terms of any transaction between us and AGTI as being unfair to us.

The loss of key members of our scientific and management staff could delay and may prevent the achievement of our research, development and business objectives.

      Our performance as a specialized scientific business is substantially dependent on our key officers and members of our scientific staff responsible for areas such as drug development, clinical trials, regulatory affairs, drug discovery, manufacturing and intellectual property protection and licensing. We also are dependent upon a few of our scientific advisors to assist in formulating our research and development strategy. While we have entered into employment agreements with all of our officers, these officers may not remain with us. The loss of, and failure to promptly replace, any member of our management team could significantly delay and may prevent the achievement of our research, development and business objectives.

We may not be able to protect our intellectual property relating to our research programs, technologies and products.

      We and our licensors have issued patents and pending patent applications covering research methods useful in drug discovery, new chemical compounds discovered in our drug discovery programs, certain components, configurations and uses of our cell-signaling regulation technologies, products-in-development, and methods and materials for conducting pharmaceutical research. We have an ongoing licensing program to generate revenues from the use of our ARGENT cell-signaling regulation technologies and our NF-κB intellectual property. Pending patent applications may not issue as patents and may not issue in all countries in which we develop, manufacture or sell our products or in countries where others develop, manufacture and sell products using our technologies. In addition, patents issued to us or our licensors may be challenged and subsequently narrowed, invalidated or circumvented. In that event, such patents may not afford meaningful protection for our technologies or product candidates, which would materially impact our ability to develop and market our product candidates and to generate licensing revenues from our gene regulation patent portfolio. Certain technologies utilized in our research and development programs are already in the public domain. Moreover, a number of our competitors have developed technologies, filed patent applications or obtained patents on technologies and compositions that are related to our business and may cover or conflict with our patent applications. Such conflicts could limit the scope of the patents that we may be able to obtain or may result in the denial of our patent applications. If a third party were to obtain intellectual proprietary protection for any of these technologies, we may be required to challenge such protections, terminate or modify our programs that rely on such technologies or obtain licenses for use of these technologies.

We may be unable to develop or commercialize our product candidates, if we are unable to obtain or maintain certain licenses.

      We have entered into license agreements for some of our technologies, either directly or through AGTI. We are currently attempting to obtain additional licenses for technology useful to our programs. Our inability to obtain any one or more of these licenses, on commercially reasonable terms, or at all, or to circumvent the need for any such license, could cause significant delays and cost increases and materially affect our ability to develop and commercialize our product candidates. We also use gene sequences or proteins encoded by those sequences and other biological materials in each of our research programs which are, or may become, patented by others and to which we would be required to obtain licenses in order to develop or market our product candidates. Some of our programs, including, for example, our regulated protein therapy program, may require the use of multiple proprietary technologies, especially gene-transfer vectors and therapeutic genes. Obtaining licenses for these technologies may require us to make cumulative royalty payments or other payments to several third parties, potentially reducing amounts paid to us or making the cost of our products commercially prohibitive. Manufacturing of gene-transfer vectors may also require licensing technologies and intellectual property from third parties.

      Some of our licenses obligate us to exercise diligence in pursuing the development of product candidates, to make specified milestone payments and to pay royalties. In some instances, we are responsible for the costs of filing and prosecuting patent applications. These licenses generally expire upon the earlier of a fixed term of years after the date of the license or the expiration of the applicable patents, but each license is also terminable by the other party upon default by us of our obligations. Our inability or failure to meet our diligence requirements or make any payments required under these licenses would result in a reversion to the licensor of the rights granted which, with respect to the licenses pursuant to which we have obtained exclusive rights, would materially and adversely affect our ability to develop and market products based on our licensed technologies.

We may be unable to access or manufacture vectors or other gene-transfer technologies that we will need to develop and commercialize our regulated protein and cellular therapy product candidates.

      We may not be able to access the gene-transfer technologies required to develop, manufacture, and commercialize our regulated protein therapy and cellular therapy product candidates. We are reliant on our ability to enter into license agreements with academic institutions, gene-therapy companies and/or contract manufacturers that can provide us with rights to the necessary technology, production methods, and components of gene-delivery systems. The inability to reach an appropriate agreement with such an entity on reasonable commercial terms could delay or prevent the preclinical evaluation, clinical testing and/or commercialization of our product candidates. Our inability to access gene-transfer technology, including suitable manufacturing methods, would have significant adverse effects on some of our product candidates, including their development timelines. If we do not market our product candidates, we will never become profitable. In addition, the intellectual property landscape covering gene-transfer technologies is uncertain and fragmented. Accordingly, if we select one partner as a source for selected intellectual property rights, we may find that we have not licensed sufficient rights to be able to commercialize our products or we may be forced to acquire additional rights or discontinue marketing our product candidates unexpectedly.

Competing technologies may render some or all of our programs or future products noncompetitive or obsolete.

      Many well-known pharmaceutical, healthcare and biotechnology companies, academic and research institutions and government agencies, which have substantially greater capital, research and development capabilities and experience than us or our potential partners, are presently engaged in one or more of the following activities:

•	Developing products based on cell signaling, genomics, proteomics, computational chemistry and protein and cellular therapies;

•	Conducting research and development programs for the treatment of each of the disease areas in which we are focused; and

•	Manufacturing, promoting, marketing and selling pharmaceutical or medical device products for treatment of diseases in all of the disease areas in which we are focused.

      Some of these entities already have products on the market or product candidates in clinical trials or in more advanced preclinical studies than we do. By virtue of having or introducing competitive products on the market before us, these entities may gain a competitive advantage. Competing technologies may render some or all of our programs or future products noncompetitive or obsolete, and we may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies. If we are unable to successfully compete in our chosen markets, we will not become profitable.

If our product candidates are not accepted by physicians and insurers, we will not be successful.

      Our success is dependent on the acceptance of our product candidates. Our product candidates may not achieve significant market acceptance among patients, physicians or third-party payors, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance of our product candidates will harm our business. We believe that recommendations by physicians and health care payors will be essential for market acceptance of any product candidates. There is continued concern in the marketplace regarding the potential safety and effectiveness of gene and cell therapy products generally. Physicians and health care payors may conclude that any of our product candidates are not safe.

If we are unable to establish sales, marketing and distribution capabilities or to enter into agreements with third parties to do so, we may be unable to successfully market and sell any products.

      We currently have no sales, marketing or distribution capabilities. If we are unable to establish sales, marketing or distribution capabilities either by developing our own sales, marketing and distribution organization or by entering into agreements with others, we may be unable to successfully sell any products that we are able to begin to commercialize. If we are unable to effectively sell our products, our ability to generate revenues will be harmed. We may not be able to hire, in a timely manner, the qualified sales and marketing personnel we need, if at all. In addition, we may not be able to enter into any marketing or distribution agreements on acceptable terms, if at all. If we cannot establish sales, marketing and distribution capabilities as we intend, either by developing our own capabilities or entering into agreements with third parties, sales of future products, if any, may be harmed.

If we develop a product for commercial use, a subsequent product liability-related claim or recall could have an adverse effect on our business.

      Our business exposes us to potential product liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products, and we may not be able to avoid significant product liability exposure. A product liability-related claim or recall could be detrimental to our business. In addition, except for insurance covering product use in our clinical trials, we do not currently have any product liability insurance, and we may not be able to obtain or maintain such insurance on acceptable terms, or we may not be able to obtain any insurance to provide adequate coverage against potential liabilities. Our inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or limit the commercialization of any products that we develop.

Significant additional losses or insufficient funding may cause us to default on certain covenants of our loan documents.

      At September 30, 2003, we had $6.75 million outstanding under a term loan agreement with a bank, pursuant to which we are required to maintain certain financial and non-financial covenants, including minimum cash and cash equivalent balances of $10.0 million, a default of any of which would allow the bank to demand payment of its loan. We currently maintain sufficient cash balances to fund payment of this loan if demand for payment were made. However, if we are unable to raise adequate financing to fund continuing operations or otherwise to refinance our loan, we may not be able to maintain compliance with loan covenants, may be required to pay off the loan and may be required to reduce our spending on operations.

Risks Relating to Governmental Approvals

We have limited experience in conducting clinical trials, which may cause delays in commencing and completing clinical trials of our product candidates.

      Clinical trials must meet FDA and foreign regulatory requirements. We have limited experience in designing, conducting and managing the preclinical studies and clinical trials necessary to obtain regulatory approval for our product candidates in any country. We may encounter problems in clinical trials that may cause us or the FDA or foreign regulatory agencies to delay, suspend or terminate our clinical trials at any phase. These problems could include the possibility that we may not be able to manufacture sufficient quantities of cGMP materials for use in our clinical trials, conduct clinical trials at our preferred sites, enroll a sufficient number of patients for our clinical trials at one or more sites or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, we, the FDA or foreign regulatory agencies may suspend clinical trials at any time if we or they believe the subjects participating in the trials are being exposed to unacceptable health risks or if we or they find deficiencies in the clinical trial process or conduct of the investigation. If clinical trials of any of our product candidates fail, we will not be able to market the product candidate which is the subject of the failed clinical trials. The FDA and foreign regulatory agencies could also require additional clinical trials, which would result in increased costs and significant development delays. Our failure to adequately demonstrate the safety and effectiveness of a pharmaceutical product candidate under development could delay or prevent regulatory approval of the product candidate and could have a material adverse effect on our business.

We may not be able to obtain government regulatory approval for our product candidates prior to marketing.

      To date, we have not submitted a marketing application for any product candidate to the FDA or any foreign regulatory agency, and none of our product candidates have been approved for commercialization in any country. Prior to commercialization, each product candidate would be subject to an extensive and lengthy governmental regulatory approval process in the United States and in other countries. We may not be able to obtain regulatory approval for any product candidate we develop or even if approval is obtained, the labeling for such products may place restrictions on their use that could materially impact the marketability and profitability of the product subject to such restrictions. We have limited experience in designing, conducting and managing the clinical testing necessary to obtain such regulatory approval. Satisfaction of these regulatory requirements, which includes satisfying the FDA and foreign regulatory authorities that the product is both safe and effective for its intended therapeutic uses, typically takes several years or more depending upon the type, complexity and novelty of the product and requires the expenditure of substantial resources.

      Furthermore, the regulatory requirements governing our product candidates are uncertain. In particular, the FDA and other regulatory agencies have suspended certain gene and cellular therapy clinical trials due to concerns about the potential safety of certain gene-transfer vectors, which may lead to additional regulatory requirements for such products. Uncertainty with respect to the regulatory requirements for all of our product candidates may result in excessive costs or extensive delays in the regulatory approval process, adding to the already lengthy review process. If regulatory approval of a product is granted, such approval will be limited to those disease states and conditions for which the product is proven safe and effective, as demonstrated by clinical trials, and our products will be subject to ongoing regulatory reviews. Although we have been granted orphan drug designation by the FDA for AP1903, the small-molecule drug used in our graft-vs-host disease cellular therapy product candidate, this designation may be challenged by others or may prove to be of no practical benefit.

We will not be able to sell our product candidates, if we or our third-party manufacturers fail to comply with FDA manufacturing regulations.

      Before we can begin to commercially manufacture our product candidates, we must either secure manufacturing in an approved manufacturing facility or obtain regulatory approval of our own manufacturing facility and processes. In addition, the manufacturing of our product candidates must comply with cGMP and/or cGTP requirements of the FDA and requirements by regulatory agencies in other countries. These requirements govern, among other things, quality control and documentation procedures. We, or any third-party manufacturer of our product candidates, may not be able to comply with these requirements, which would prevent us from selling such products. Material changes to the manufacturing processes of our products after approvals have been granted are also subject to review and approval by the FDA or other regulatory agencies.

Even if we bring products to market, we may be unable to effectively price our products or obtain adequate reimbursement for sales of our products, which would prevent our products from becoming profitable.

      If we succeed in bringing our product candidates to the market, they may not be considered cost-effective, and coverage and adequate payments may not be available or may not be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement from third-party payors, such as health maintenance organizations and other private insurance plans and governmental programs such as Medicare. Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. Similar government pricing controls exist in varying degrees in other countries. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

Risks Relating to Our Common Stock

Results of our operations and general market conditions for biotechnology stocks could result in the sudden change in the value of our stock.

      As a biopharmaceutical company, we have experienced significant volatility in our common stock. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common stock price. In the past twelve months, our stock price ranged from a high bid price of $8.80 to a low bid price of $1.20. Factors contributing to such volatility include: results and timing of preclinical studies and clinical trials; evidence of the safety or effectiveness of pharmaceutical products; announcements of new collaborations; failure to enter into collaborations; our funding requirements; announcements of technological innovations or new therapeutic products; developments relating to intellectual property rights, including licensing and litigation, including our litigation with Eli Lilly and Company; governmental regulation; policies regarding recombinant DNA and gene therapy; healthcare or cost-containment legislation; general market trends for the biotechnology industry and related high-technology industries; the impact of changing interest rates and policies of the Federal Reserve; and public policy pronouncements.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus contains such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus, and they may also be made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission, which is known as “incorporation by reference.”

      Words such as “may,” “anticipate,” “estimate,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our preclinical studies, our ability to conduct clinical trials of its product candidates and the results of such trials, as well as risks and uncertainties relating to economic conditions, markets, products, competition, intellectual property, services and prices, key employees, future capital needs, dependence on our collaborators and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors.”

      In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

      We cannot assure you that we will receive any proceeds in connection with shares of common stock offered pursuant to this prospectus. Unless otherwise indicated in the applicable prospectus supplement, we intend to use any net proceeds from the sale of our common stock for our operations and for other general corporate purposes, including, but not limited to, repayment or refinancing of existing indebtedness or other corporate borrowings, working capital, intellectual property protection and enforcement, capital expenditures, investments, acquisitions, and repurchases of our securities. Pending application of the net proceeds as described above, we may initially invest the net proceeds in short-term, investment-grade, interest-bearing securities or apply them to the reduction of short-term indebtedness.

PLAN OF DISTRIBUTION

      We may offer the common stock from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods. We may sell the common stock (1) through underwriters or dealers, (2) through agents, and/or (3) directly to one or more purchasers, or through a combination of such methods. We may distribute the common stock from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	prices related to the prevailing market prices; or

•	negotiated prices.

      We may directly solicit offers to purchase the common stock being offered by this prospectus. We may also designate agents to solicit offers to purchase the common stock from time to time. We will name in a prospectus supplement any underwriter or agent involved in the offer or sale of our common stock.

      If we utilize a dealer in the sale of the common stock being offered by this prospectus, we will sell the common stock to the dealer, as principal. The dealer may then resell the common stock to the public at varying prices to be determined by the dealer at the time of resale.

      If we utilize an underwriter in the sale of the common stock being offered by this prospectus, we will execute an underwriting agreement with the underwriter at the time of sale, and we will provide the name of any underwriter in the prospectus supplement which the underwriter will use to make resales of the common stock to the public. In connection with the sale of the common stock, we may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the common stock to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

      With respect to underwritten public offerings, negotiated transactions and block trades, we will provide in the applicable prospectus supplement any compensation we pay to underwriters, dealers or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof.

      Shares of our common stock sold pursuant to the registration statement of which this prospectus is a part will be authorized for quotation and trading on the Nasdaq National Market. In connection with firm commitment underwritten offerings of our common stock registered hereunder, certain persons participating in such offerings may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock to facilitate such offerings. This may include over-allotments or short sales of the common stock, which involve the sale by persons participating in such offerings of more shares of common stock than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option. In addition, these persons may stabilize or maintain the price of the common stock by bidding for or purchasing the common stock in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if the shares of common stock sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      The underwriters, dealers and agents may engage in other transactions with us, or perform other services for us, in the ordinary course of their business.

LEGAL MATTERS

      Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon the validity of the issuance of the common stock offered by this prospectus. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. and certain members of their families and trusts for their benefit own an aggregate of approximately 14,000 shares of our common stock.

EXPERTS

      The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at Judiciary Plaza, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s Web site at http://www.sec.gov. Our common stock is listed on the Nasdaq National Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

      This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the Registration Statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the Registration Statement, as permitted by the SEC. You should refer to the Registration Statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the Registration Statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where to Find More Information.” The documents we are incorporating by reference are:

(a) Our annual report on Form 10-K for the fiscal year ended December 31, 2002;

(b) Our definitive proxy statement on Schedule 14A filed on May 15, 2003;

(c) Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

(d) Our current reports on Form 8-K filed on January 3, 2003, January 14, 2003, February 4, 2003, February 24, 2003, March 11, 2003, May 7, 2003, May 9, 2003, May 14, 2003, May 19, 2003; May 30, 2003; June 12, 2003; July 3, 2003; July 7, 2003, July 14, 2003, September 22, 2003, September 24, 2003, September 29, 2003, September 30, 2003, October 3, 2003, November 14, 2003, November 14, 2003, November 19, 2003, November 19, 2003, December 3, 2003, December 5, 2003 and December 22, 2003;

(e) The description of our common stock contained in our registration statement on Form 10 filed on June 25, 1993, including any amendment or report filed for the purpose of updating such description; and

(f) The description of our preferred share purchase rights contained in our registration statement on Form 8-A filed on June 19, 2002, including any amendment or report filed for the purpose of updating such description.

      In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the date our offering is terminated or complete are deemed to be incorporated by reference into, and to be a part of, this prospectus.

      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting: Investor Relations, ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, Massachusetts 02139-4234. Our telephone number is (617) 494-0400.

      You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

(MAP GRAPHIC)

6,000,000 Shares

Common Stock

PROSPECTUS

                        , 2004

LEHMAN BROTHERS

LAZARD

ADAMS, HARKNESS & HILL

JMP SECURITIES

RODMAN & RENSHAW